
Baker

Engineering & Energy


04025278

b·a·l·a·n·c·e

2003 Annual Report




growing·a·learning·organization
growing·the·business
shareholder·value
Markets & Economic Research
Learn Lessons & Manage Knowledge
Acquisitions
Revenue Growth
Brand Management
Sales & Marketing Excellence
One Source Data
OWN
Make Money
Resource Competency
Resource Management
Product Delivery Excellence
Compensation & Career
Health Safety & Environment
process·optimization

baker·balanced·scorecard

Competitiveness begins by developing a clear strategy. At Baker, our strategy is structured on these foundations: Maximizing The Growth Potential Of Our Business Segments; Optimizing The Profitability Of Our Services Through Inspired Business Processes; Innovating The Methods In Which We Deliver Our Services To Our Clients; Leveraging The Skills And Relationships Of The Entire Company. Our strategy is fueled by ideas. So, management's task is to create a structure whereby ideas are nurtured and captured to ensure a dynamic and deliverable strategy that achieves our company's goals. Goals are achieved by having a detailed plan. But, you also need a process that measures against the plan and allows you to address the continuing changes of the marketplace. For us, our process is the "Baker Balanced Scorecard"—the tool to enable the realization of our Vision: Perform the Biggest and Most Challenging Projects; Be Paid for Content, Not Hours; Share Knowledge and Resources; and Make Money.

In all things measured, balance brings perspective to success ...

... just as the suspended mobile constantly seeks a return to a balanced state, our company's progress towards success is continually being measured through a balanced approach that reflects more than financial performance—it reflects the strength of our people, our strategic goals, and our vision for the future.



Michael Baker Corporation (AMEX:BKR) provides engineering and energy expertise for public and private sector clients worldwide. Our primary markets of focus are aviation, environmental, facilities, geo-spatial information technologies, linear utilities, transportation, water/wastewater; and complete managed operations and maintenance services, training, and applied technologies for oil and gas producers. Baker has more than 4,400 employees in over 30 offices across the United States and internationally.

financial • summary

(Amounts in millions, except per share information)

	2003	2002	2001
Revenues	$426.0	$405.3	$403.2
Income from Operations	6.4	17.2	20.4
Net Income	2.1	9.6	11.2
Diluted Net Income per Share	0.25	1.12	1.33
Shareholders' Investment	72.6	71.4	61.5
Total Backlog at Year End	$720.7	$545.2	$509.6

total contract revenues



$426.0
$405.3
$403.2
'01
'02
'03

segment • summary

(Amounts in millions)

	2003	2002	2001
Revenues			
Engineering	$250.6	$242.6	$243.6
Energy	175.4	162.6	158.2
Total Core	426.0	405.2	401.8
Non-Core	—	0.1	1.4
Total Revenues	$426.0	$405.3	$403.2
Income from Operations			
Engineering	$6.4	$10.3	$12.7
Energy	1.4	6.6	10.1
Corporate	(1.4)	(0.9)	(0.7)
Total Core	6.4	16.0	22.1
Non-Core	—	1.2	(1.7)
Total Income from Operations	$6.4	$17.2	$20.4

income from operations



$20.4
$17.2
$6.4
'01
'02
'03

earnings per share



$1.33
$1.12
$0.25
'01
'02
'03

Note with respect to Forward-Looking Statements: This Annual Report, and in particular the "Management's Discussion and Analysis of Financial Condition and Results of Operations", contains forward-looking statements concerning future operations and performance of the Company. Forward-looking statements are subject to market, operating and economic risks and uncertainties that may cause the Company's actual results in future periods to be materially different from any future performance suggested herein. Factors that may cause such differences include, among others: increased competition, increased costs, changes in general market conditions, changes in industry trends, changes in the regulatory environment, changes in anticipated levels of government spending on infrastructure, changes in loan relationships or sources of financing, changes in management, and changes in information systems. Such forward-looking statements are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

message · to · shareholders



(L to R) Donald P. Fusilli, Jr., President and CEO, Monica L. Iurlano, Chief Resource Officer, H. James McKnight, General Counsel and Secretary, William P. Mooney, CFO

I am finalizing this letter to you on my return from signing the single largest contract ever awarded to Baker—the five-year, up to $750 million contract for Program Management of the Federal Emergency Management Agency's (FEMA) Multi-Hazard Flood Mapping and Modernization (MHFMM) program. My excitement over this landmark opportunity is tempered by the disappointing financial performance we delivered to you in 2003 and typifies the up and down, challenging year that we experienced. While we did not meet expectations for the year, we did invest in the organization's future and introduced new initiatives that strengthened the total infrastructure of the company.

The Baker Balanced Scorecard is the strategic roadmap that we are using to guide us into our future. The Scorecard concept of "Balance" between the key components of Baker—finance, operations, governance and compliance, marketing, and human resource development—not only provides the theme for this Annual Report, but sets the stage for consistent, long-term growth for the company and increased shareholder value.

Operational Performance and Initiatives

As I look back on 2003, we clearly faced dramatic challenges. First and foremost was the difficulty we experienced with our new Enterprise Resource Planning (ERP) information system—the "One Source Data" component of the Baker Balanced Scorecard. Despite considerable planning and the exceptional dedication of our project staff, the ERP implementation adversely impacted our performance last year. We spent considerably more capital and human resources than anticipated, and experienced a significant decrease in productivity resulting from a lack of system proficiency in support of our operations. Today, however, the new system is functioning, our people better understand and appreciate how it operates, and we are able to begin to see the enormous potential the system holds for facilitating our growth. In fact, without such a powerful, scalable, and multi-functioning information system, we very well may not have been successful in securing the FEMA MHFMM award. In 2004 and beyond, I fully expect our substantial investment will continue to create added value to our organization through better access to real-time information and better project controls.

Baker continues to face escalating operating costs due to higher medical benefit and liability insurance costs. To the extent possible, we took aggressive steps to lower, or limit increases in these costs for 2004, including restructuring our benefits and 401(k) plans. In addition, we vastly improved our Health, Safety, Environmental & Compliance (HSE&C) programs and performance within our Energy segment that should lead to fewer work-related injuries and, in turn, lower costs.

On balance, Baker has continued to build its reputation in both our Engineering and Energy business segments as the firm that can bring technical quality, performance efficiency, and cost effective solutions to our clients' most complex and challenging projects.

Focus on Balance

In 2002, and especially in 2003, we invested significant time, energy and dollars in developing our strategic roadmap to sustained growth and profitability, applying the Balanced Scorecard concept. I strongly believe this strategic process will establish Baker as a much stronger organization, better positioned for improved profitability and faster growth.

Baker will continue to apply the principal that balance in the public and private sector markets ensures a portfolio of clients that allows for better application of resource management (that is aligning our professional staff towards higher value and margin opportunities), target marketing, geographic positioning, and client development.

Another key component of the Baker Balanced Scorecard, our "OWN" strategic marketing and sales process, contributed to our achieving a consolidated backlog at year-end 2003 of $721 million compared to a backlog of $545 million at the end of 2002. The backlog increase was primarily the result of two long-term service contracts awarded in the Energy segment, both won by employing the OWN process. Moreover, had we included the FEMA contract (also a product of our OWN process) in our 2003 financial results, our backlog would have approached $1.5 billion, a record for Baker.

Engineering

The application of balance in our Engineering segment is the strategic direction to grow our federal sector business. With our recent FEMA award, and with ongoing work for the Department of Defense and the Department of Homeland Security, we fully expect that nearly 50 percent of our engineering business will be in the federal sector compared to less than 20 percent only two years ago. We expect the federal sector to offer growth opportunities near-term, primarily due to the combined effects of the Iraq War and concerns about homeland security. This new work will add to Baker's growth as well as earnings stability.

Our Engineering segment, in partnership with several other leading engineering and construction firms, has been awarded major portions of the Iraq and Afghanistan reconstruction efforts. Baker's long-standing and successful relationship with the U. S. Army Corps of Engineers positioned us to support this multi-billion dollar program. Our employees have been quick to respond to this opportunity and I appreciate their commitment, not only in addressing the technical challenge, but also in their acceptance of the inherent risks.

The other major portion of our Engineering activity is the work we do for state and local governments, particularly in the area of transportation infrastructure. Much has been written and discussed about the ongoing budget challenges many state and local governments are facing. Fortunately, in 2003, our position in key state markets was not adversely impacted and we were able to not only deal with the potential downturn, but also successfully increase our backlog of work in this market. Long-term, the reauthorization of the federal highway and transit infrastructure bill is extremely important for Baker. Our backlog in Transportation grew during 2003 by seven percent and our existing inventory of work is sufficient to carry us through 2004. But, without a long-term commitment to fund transportation infrastructure projects in a meaningful way, this indecision could affect this area of our business next year. I believe that an aging transportation infrastructure, the need for efficient and safe transportation, and the historical job growth impact, demands reauthorization. In the meantime, the balance we have in Engineering will allow us to shift resources, if necessary, to the short-term opportunities but retain the key staff necessary to address the expected demand in our historical transportation infrastructure business.

Energy

There is no denying the fact that our Energy segment's performance in 2003 was well below expectations. Our OPCO® business model did not achieve its growth plan in the Gulf of Mexico (GOM) shelf. We continue to believe that the OPCO model remains extremely viable, especially in a mature market such as the GOM. But, the challenge we face in "selling" the model has many facets, including: the overall change in the market due to consolidations and mergers of the major operators; the rapid "asset-turnover" by many companies that prevents us from securing long-term contract opportunities; and the pressure to optimize the declining field production in this region. We continue to maintain strong relationships with our GOM clients and are well positioned to capitalize on the higher margin opportunities under more favorable market conditions.

Baker Energy remains one of the largest contract operators in the GOM in both the shelf and deepwater. Most of our business is in providing supplemental labor that requires more disciplined cost control measures and an aggressive HSE&C program to provide a higher skilled labor force and lessen workers' compensation costs. In both areas, management continues to actively pursue initiatives that will allow us to remain competitive and increase profitability.

We expect to balance the challenges facing our GOM activities by focusing on the domestic onshore and international markets. In 2003, the Energy segment was awarded two Managed Services contracts by Huber Energy in the Texas Panhandle and the Wyoming Powder River Basins. Managed Services contracts incorporate the same higher-margin, performance-based features as OPCO, but expand the scope of services to include more aspects of overall field management. These Huber projects provide us with a foothold in the onshore market, allowing for an expansion of a Managed Services network with other operators in the primary onshore basins.

Finally, in the international Energy sector, we continue to pursue larger opportunities where our strategic service alignment creates maximum value for our customers and higher margins for Baker. In 2003, we strengthened our position in Algeria through contract awards with two key clients. We also renewed our operations and maintenance contract with ChevronTexaco in Thailand for an additional five years. Baker's unique capabilities of recruiting and training of international workforces and operational and maintenance expertise, as well as our willingness to work in foreign environments, give us competitive advantage in this market. These competencies were leveraged in the Engineering segment's successful pursuit of contracts for reconstruction efforts in Iraq and Afghanistan with the Coalition Provisional Authority and the U.S. Army Corps of Engineers.

Future Balance

Throughout this message, I have endeavored to illustrate the "balance" of skills, locations, clients, and markets that are inherent in our strategic purpose. I strongly believe that through our investment in strategic initiatives such as our new OWN system, the one source of data and information through ERP, and the recent launch of our "Baker Way" Project Management training process, we will achieve the balance necessary for sustained profitability and growth. As a company, we must and will be able to provide the year-over-year performance improvement that you expect.

I would also like to take this opportunity to update you on our efforts to address the important and developing areas of corporate governance and compliance. Baker is, and will always be, at the forefront of developing and implementing best-in-class processes and controls to manage our business and provide accurate and timely information to our investors. Meeting this challenge allows us to prosper as a publicly traded company and provide you with improved shareholder value. I am confident in saying that through the collaborative efforts and strong support of our management and Board of Directors, Baker will continue to be a model of excellence in corporate governance.

In closing, I once again reflect on the FEMA contract. I was fortunate to have been a small part of the outstanding proposal team. As shareholders, you would have been proud to observe the commitment and passion Baker employees put into this award. But, they represent only a small fraction of the over 4,400 Baker employees around the world who, day in and day out, do no less. So long as this level of effort continues, I have no doubt we will meet and hopefully exceed your expectations.

I look forward to 2004, as it will be both exciting and challenging.

CHALLENGE US!

Donald P. Fusilli, Jr.
President and Chief Executive Officer



A Performance Review and Market Outlook with
Bradley L. Mallory, President, Engineering Segment



How would you characterize the Engineering segment's performance in 2003?

2003 was a year of modest growth in a relatively challenging environment for the Engineering segment. Uncertainties in federal, state and local funding, particularly related to transportation, had much to do with that. State transportation budgets were flat, cut, or even slashed in 2003, and with delays in the federal transportation reauthorization, many are hedging on further transportation investments. With over half of the Engineering segment's revenue being realized from transportation, the impacts to our overall performance are clear.

Yet, I see the outcome as positive, particularly considering we took on the challenge of aggressively improving internal systems and processes—virtually everything we're doing—and realized several key contract awards elsewhere in the business.

Concerning continuously improving systems and processes, what within the segment was accomplished in 2003 that will lead to achieving your long-term goals for the business?

First off, we began to effectively articulate the vision of Baker's Balanced Scorecard—our roadmap that illustrates how each individual initiative, function and process contributes to the overall improvement of the organization. No small thing.

We also began the implementation of the OWN process, our systematic sales and marketing process, that was partially responsible for the successes we've realized late in 2003 and early 2004. This process is reliant upon early recognition of project opportunities and relationship building with clients. It's teaching us how to position ourselves with clients and to anticipate their needs, not just respond to them.

We've made great strides in advancing our resource management and, in particular, our project management systems. We're leveraging the extensive knowledge base we have in our 'top' project managers into these programs and there are meaningful commitments at all levels of the company to make this a success. We're far from completing the tasks, but once we tie all the processes into the Scorecard, our roadmap will keep us on course. The impact to the business for doing this will benefit employees, customers, and shareholders for a long time to come.

How has the challenge of restructuring the Engineering segment along Practice Areas been met, and what benefits have been realized as a result?

The Practice Area structure may have been a little foreign at first, but I believe we are very far along on the success side of the restructuring continuum. The approach has allowed us to focus our marketing, sales and technical resources on the viable markets, and we've put leadership in place for these focus markets that enjoy widespread respect, not only within Baker, but in the marketplace.

We've taken the slow road to implementing the restructuring, but have already seen the direct benefits of our approach, both in managing the business and making crucial decisions about what projects to pursue, and at least as importantly, which projects not to.

What do you see as the Engineering segment's primary competitive advantage or key area of differentiation in the marketplace today?

In great part, this is a business built on reputation and in the markets we serve and with clients we consult, I believe we enjoy as good a reputation as anyone in the business. This comes from quality people providing a quality product—from the deep knowledge base of experience and an unrelenting desire to do the best, every time out. That clearly is something that Baker has always benefited from and is a differentiator for us.

Looking ahead, what are the biggest challenges facing the Engineering segment this year and in the near future?

The federal transportation reauthorization will become the biggest hurdle to overcome in the near future. The money flow from this legislation typically lags as much as six months behind the bill's passing, so the transportation design business will be flat for the foreseeable future, industry-wide, not just for Baker.

Fortunately, the level of diversification built into our business should allow us to weather that market flattening. The recent increases in federal spending in other areas positions us to do so. But, we're making sure that when the transportation spigot gets turned back on we're in place to benefit.

Having been selected for the recent FEMA Multi-Hazard Flood Map Modernization contract and other large contracts, our next greatest challenge is to not only perform, but to excel in execution. Staffing and resource issues will certainly be a challenge related to these tremendous projects, but I feel a manageable challenge.

Long-term, we face the same resource challenges as our competitors. Finding engineering talent that is in short supply nationally will stretch our resources, so we'll have to continue to grow our own people through effective and focused training, implement the expert systems necessary to realize efficiencies and allow talent to take on increasingly responsible roles at earlier stages in their careers.

How is the Engineering segment being positioned to offset the uncertainties in its key markets, and what other markets of opportunity do you feel are a good fit for the segment's growth strategies?

First and foremost, we are not giving up on transportation. We must be more targeted in the projects that we pursue, so

◇ Civil Infrastructure Construction Management, David L. Lawrence Convention Center, Pittsburgh, PA

○ Program Management for Land and Port Facilities Security Program, US-VISIT, Department of Homeland Security

○ Wintergreen Gorge Bridge Design, Pennsylvania Department of Transportation, District 1-0, Erie, PA

we can maximize our sales and marketing efforts. Secondly, we are controlling costs to make sure we can sustain our transportation practice for the backlog of work we currently have, while ensuring we will be well positioned when this market comes back.

The offsets are coming from the Federal Civilian and Department of Defense (DoD) markets, where we are aggressively pursuing opportunities. These are not new markets for Baker. On the contrary, we've served these markets for many years and this is a primary reason for our recent successes. We continue to expand existing relationships and provide quality services—vital keys to winning work.

Another growth market is water/wastewater. The FEMA contract is essentially a water-related services contract, and we feel that this offers enormous potential to grow the business going forward.

Do you see the segment's long-term growth objectives coming primarily from organic growth, or do you see an acquisition on the horizon? What are your criteria for an acquisition?

We will meet our growth objectives by doing both. We must grow internally, as that is the primary growth engine for the segment, but we must be perpetually open to making an acquisition. Our internal growth will be realized in the markets where we currently compete and enjoy strong market share and we must consider acquisitions in markets such as water, where we have a practice, but are not a major player. There are geographic factors that weigh in on making an acquisition strategy work. Our efforts in the western and southern regions of the U.S. could be the immediate benefactors in such a strategy.

What were the secrets to, or the lessons learned from, being selected for the FEMA Multi-Hazard Flood Map Modernization contract, and how do you feel Baker can maximize the benefits from it?

The FEMA award was literally the result of years of nurturing relationships and building on a long-standing history of providing top-notch quality work to an important client. We didn't just throw our hats in the ring and hope to come out a winner. We knew what improvements FEMA was planning by continually positioning ourselves to gain insight and understanding for this contract. We teamed very strategically by identifying key members based on their being the best at what they do and then aligning them with a specifically defined problem related to the contract. We ended up with team members considered to be the 'gold standards' in the products and services they provide.

To maximize the benefits to Baker, we must first maximize the benefits to the customer. With a performance-based contract such as this, the team must perform at the absolute highest degree that we can. In doing so, we will maximize the benefit to the customer, to the people of this nation, and in some smaller degree, to Baker and its team members.

What progress has been made in the company's key strategy of leveraging the skills and relationships between the Engineering and Energy segments?

Both businesses have benefited from this strategy during the past couple of years, but most recently we've made great strides by virtue of our work in Iraq. Having the confidence in the Energy segment's knowledge of setting up operations in a foreign country, in potentially hostile environments, in a short period of time, and not only staffing the operation, but staffing it well, was critical to securing the work. This is no small thing, as it begins to reveal how we can leverage the skills and relationships even deeper into the business.

We certainly have more work to do before realizing direct benefit, but there are some obvious areas of our businesses, particularly in linear utilities, that have great potential. Dick Giffhorn and I enjoy the kind of relationship that will nurture a cooperative approach and that is probably the most important element to achieving success. We are investigating avenues to share program management expertise, as we both have something different to offer, but both could benefit significantly from leveraging those skills. Our challenge is to continually engage one another, then follow through.

Where do you envision the Engineering segment five years from now, and what are the key drivers for that vision? How will achieving these goals contribute to shareholder value?

Five years from now, Baker is a national leader in the transportation, federal civilian/DoD and water markets. We have broad national geographic coverage, but we are still not all things to all people. We are focused on our markets of expertise. We certainly must be a larger company than we are today in order to meet those goals, but without compromising our culture and the same kind of attention to detail for the customer.

Remaining steadfast in our strategies, hiring the best engineering talent available, growing the business organically and through acquisition, continuing to improve our systems and processes, and performing well on all projects are the key drivers to achieving that vision.

The hope is that growth in the company will result in growth in shareholder value, but as we've seen occur to others with aggressive growth strategies, this is not always the case. Our core growth must come from quality contracts—projects with solid margins based on superior performance. Feeding the mill just to keep people busy is not quality growth. Getting paid for what we know, not the hours we expend, is quality growth. This is the key to solid shareholder value.

A Performance Review and Market Outlook with
Richard W. Giffhorn, President, Energy Segment

How did the energy market conditions and exploration & production (E&P) strategies of 2003 affect the Energy segment's performance last year?

With the climate of uncertainty in the energy industry, came caution in not only E&P, but in critical operations decisions, such as outsourcing operations and maintenance (O&M) services. The uncertainty was a derivative of high commodity prices, overall economic conditions, and political and social instability abroad.

This cautious posture affected us directly in selective areas of our business, and not nearly so much in others. These market conditions are beginning to swing back to a more aggressive investment posture, and that is good for all parts of our business.

One of the keys to our business remains property exchanges between producers, particularly transactions between the large producers and the independent producers. As that activity returns—as confidence in the high commodity prices prevails—we will begin to see these transactions return and will be positioned to recapture higher-margin, Managed Services (formerly known as OPCO®) opportunities.

Our basic O&M business has continued to grow and the challenge in 2004 is growing our Managed Services business.

How have the Energy segment's pursuits of the Gulf of Mexico (GOM) deepwater market progressed during the past year?

The key E&P strategy occurring in the Gulf is the exodus towards deepwater properties by the major producers and the larger independents. This has opened opportunities to establish a significant O&M footprint in the deepwater area. We remain well positioned to continue providing O&M services on the shelf for producers involved in this segment of the GOM market, but the move to deepwater also opens up opportunities with the smaller independents who are entering the shelf for the first time.

We've made a conscious and strategic decision to pursue the GOM deepwater market and capture a majority of the O&M market share. We saw that the requirement for highly trained O&M personnel in the deepwater arena would be key to these producers' success and we're capitalizing on that strategy. If we focus on the labor and marine pieces of our business first, other opportunities will present themselves, particularly our Applied Technologies and Process Engineering services. The result of this strategy has been to capture a significant market position in the deepwater GOM market.

Field maturity will be an issue going forward in the deepwater GOM. The process is expected to be much quicker than what occurred on the shelf, because of new drilling techniques and technologies, and because of the massive production volume of the wells being drilled. So, we are positioned to bring a host of services to this market that are not labor-based, and are higher margin-oriented services.

Could you give us some insight into the Energy segment's strategies towards the onshore energy markets—where you see the opportunities with the most potential?

We saw a market that was being abandoned by O&M services firms and we've worked very hard at convincing onshore operators that outsourcing their O&M needs would be beneficial—it took a progressive company like Huber Energy to realize that there is a win/win scenario that can work and we continue to develop a great relationship with them.

The keys to our onshore Managed Services success are, first and foremost, carrying over the lessons learned offshore with OPCO, realizing that there will be continued challenges, and that it's imperative to control costs. We've seen our ability to increase production, to implement processes, and to better manage field operations. Our clients are obtaining better operations data and maximizing that value, and since these contracts are performance-based, we are direct stakeholders in the success of our customers.

We are focusing our Managed Services efforts in the Texas Panhandle, and the Permian, Powder River, and San Juan Basins. But; this market is not attuned to a shotgun approach. Our strategy involves creating efficiencies through a network of operators within a given geographic region and maximizing our effectiveness there, because these are not short-term plays—we must be in for the long haul.

The other areas that will be providing expanding opportunities onshore are Liquefied Natural Gas (LNG) and Coal-Bed Methane recovery. These two alternative energy sources can actually make up the deficits in domestic natural gas production and we plan to make headway into both markets. The differentiator for each is that they are not region-dependent; they occur across the entire nation.

What technologies is Baker's Energy segment focused on and how are they being incorporated into your operations?

As technology continues to drive itself into our business, our customers expect us to be the experts—and we're doing just that. It's not just one technology but a number of technologies that include the Global Positioning System, Database Management Systems, Geo-Spatial Information Technologies, and SCADA (Supervisory Control And Data Acquisition) applications.

◇ Gulf of Mexico, O&M, HSE&C, Applied Technology Services

○ International, Training and Nationalization Services

○ Texas Panhandle, Complete Onshore Managed Services, Huber Energy

We continue to perform well on our CMMS (Computerized Maintenance Management System) contracts and are constantly positioning with our labor-based customers to move into a more Managed Services type of contract that incorporates our use of these advanced technologies. We've made great headway into introducing technology into our Training and HSE&C (Health, Safety, Environmental & Compliance) services, as well.

How is Baker positioning itself in the international energy markets, and where are the regions of focus and what services are most viable for Baker?

Historically, we have followed our existing clients abroad, and we see no reasons to change that strategy. With that said, I believe we will be exploring opportunities in areas that we've not traditionally operated. There are unique opportunities in Mexico that would open a new region for Baker, and in doing so, allow us to establish ourselves and help redefine how O&M services are provided there. Venezuela is showing signs of revitalizing its oil industry, but this won't occur without challenge and patience. Trinidad is quickly becoming a hotbed of activity and we're well positioned there to provide a host of services, including CMMS and Training.

On the other side of the world, we continue to focus on O&M in Nigeria, but we are developing avenues to provide the full range of Managed Services. Our opportunities in Algeria continue to expand and we are focusing our marketing efforts on Qatar, Angola, Egypt, Kazakhstan, and China in 2004.

How has the level of importance being placed on HSE&C impacted business strategies, and how has Baker's performance in this critical area measured up?

Quality performance in HSE&C is critical to our success and we are very proud of our performance in 2003. Our people clearly understand the focus being placed on HSE&C and they have responded admirably. Most important is the positive impact it has on the safety and well-being of our employees. Secondly, poor performance in HSE&C is very expensive. It can result in fines and increased insurance costs. The programs we have implemented stringently monitor performance in critical areas of HSE&C and the facilities we operate are subjected to random and unannounced inspection by our clients and regulatory agencies such as the U.S. Department of Interior's Minerals Management Services (MMS). We are very confident in our HSE&C programs, as our record in this area has continually improved. In fact, MMS recently awarded Baker with its 2003 Houma District Safety Award for Excellence in the deepwater GOM.

Aside from growing organically, do you envision the Energy segment making an acquisition in the near-term, and if so, what would be the primary service that such an acquisition would supplement?

We clearly must focus on technology as being the impetus for acquisition, but not just any technology. It must complement the direction of our services and the markets we serve, and it has to fit both culturally and geographically. Partnering continues to be a viable option, but eventually, we'll need to bring those capabilities in-house.

What opportunities currently exist for leveraging the skills of the Engineering segment, and are there opportunities for expanding these relationships?



We continue to work with Engineering to make in-roads with several clients, particularly in the CMMS arena. We've also been involved in subcontractor roles for the logistics, recruiting and training work Engineering is doing in Iraq and Afghanistan. As I mentioned before, the coal-bed methane market is gaining momentum and with the Engineering segment's previous experience in this market and our advances onshore, we see unique opportunities to blend the two services in a truly innovative fashion. Engineering for many of our clients remains strictly an in-house expertise, but we still see avenues to leverage the skills and relationships of both the Engineering and Energy segments.

What do you consider the Energy segment's competitive advantage, and where do you see those advantages taking the business five years from now?

We are in a service-oriented business and you don't provide great service without great people. So, first and foremost, our people help set us apart. There is an infectious sense of pride with Baker folks that helps grow relationships with customers. Nothing could be more important to our business.

I believe our HSE&C performance gives us a distinct competitive advantage, is looked on by our customers as being value-added, and raises the standard in the industry.

Our own internal technologies, processes and systems, which are constantly being upgraded and honed, give us an advantage, particularly in our marketing and sales efforts. We've embraced the whole concept of the Balanced Scorecard and are infusing its modules into our business and it's working.

All of these factors will weigh in, when in five years we are looked upon as being the premiere oil and gas O&M services provider—offshore and onshore. We won't be all things to all people, but the things we do, we'll do the best, and that's maximizing the assets of our energy-producing customers.

board·of·directors

RICHARD L. SHAW
Chairman, Michael Baker Corporation (1966). Dick has served with Baker in various capacities for more than 50 years. (1)

ROBERT N. BONTEMPO, Ph.D.
Professor at Columbia University School of Business (1997). Bob joined Columbia in 1989 as assistant professor and was named associate professor in 1994. (2) (3)

NICHOLAS P. CONSTANTAKIS, CPA
Retired Partner, Andersen Worldwide, SC (1999). Nick spent more than 36 years with Andersen, including 25 as a Partner, working with clients in an array of industries such as engineering, investment company, manufacturing and health care. (2) (4)

WILLIAM J. COPELAND
Retired Vice Chairman, PNC Financial Corporation (1983). Bill was with Pittsburgh National Bank for more than 30 years, including 11 as vice chairman. He served as Baker's Chairman from 1984 to 1992. (1) (4)

DONALD P. FUSILLI, JR., J.D., P.E.
President and Chief Executive Officer, Michael Baker Corporation (2001). Don has been with Baker for more than 30 years, having served as General Counsel, and Executive Vice President of Baker Energy. He was elected President and CEO in 2001. (1) (5)

ROY V. GAVERT, JR.
Retired Executive Vice President, Westinghouse Electric Corporation (1988). Roy spent 34 years with Westinghouse, including 20 in executive management positions. (3) (5)

THOMAS D. LARSON, Ph.D., P.E.
Former Administrator, Federal Highway Administration (1993). Tom led the Federal Highway Administration for four years and was Secretary of Transportation in Pennsylvania for eight years. (2) (3) (5)

JOHN E. MURRAY, JR., S.J.D.
Chancellor and Professor of Law at Duquesne University (1997). John formerly served as President of Duquesne from 1988 to 2001. Previously, he was a Distinguished Service Professor at the University of Pittsburgh and Dean of the Villanova University School of Law. (1) (4)

(xxxx) Board Membership Date
(1) Executive Committee
(2) Audit Committee
(3) Compensation Committee
(4) Governance and Nominating Committees
(5) Health, Safety, Environmental and Compliance Committee

SELECTED FINANCIAL DATA

(In thousands, except per share information)	**2003**	2002	2001	2000	1999
Results of Operations					
Total contract revenues	**$ 425,983**	$ 405,264	$ 403,222	$ 390,710	$ 506,012
Operating income/(loss)	**6,361**	17,227	20,378	10,725	(8,175)
Net income/(loss)	**2,066**	9,566	11,186	5,376	(8,164)
Diluted net income/ (loss) per share	**$ 0.25**	$ 1.12	$ 1.33	$ 0.65	$ (1.00)
Return on average equity	**2.9%**	14.4%	20.0%	11.3%	(16.7)%
Financial Condition					
Total assets	**$ 173,403**	$ 145,097	$ 148,386	$ 137,379	$ 155,047
Working capital	**$ 55,611**	$ 41,020	$ 40,954	$ 29,391	$ 25,733
Current ratio	**1.66**	1.58	1.48	1.35	1.29
Long-term debt	**$ 13,481**	$ —	$ 30	$ 51	$ 14,867
Shareholders' investment	**72,581**	71,419	61,493	50,329	44,799
Book value per outstanding share	**8.72**	8.52	7.43	6.09	5.48
Year-end closing share price	**$ 10.35**	$ 10.95	$ 15.20	$ 7.75	$ 6.63
Cash Flow					
Net cash (used in)/provided by operating activities	**$ (14,834)**	$ (9,120)	$ 19,626	$ 12,425	$ 1,143
Net cash (used in)/provided by investing activities	**(4,787)**	(20)	(7,831)	2,672	(10,255)
Net cash provided by/(used in) financing activities	**12,840**	543	(2,435)	(9,660)	7,783
(Decrease)/increase in cash	**$ (6,781)**	$ (8,597)	$ 9,360	$ 5,437	$ (1,329)
Backlog					
Total	**$ 720,700**	$ 545,200	$ 509,600	$ 501,900	$ 657,300
Share Information					
Year-end shares outstanding	**8,320**	8,384	8,278	8,267	8,181
Average diluted shares outstanding during year	**8,384**	8,515	8,425	8,238	8,175

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview

The Company provides engineering and energy expertise for public and private sector clients worldwide. The firm's primary services include engineering design for the transportation and civil infrastructure markets, operation and maintenance of oil and gas production facilities, architectural and environmental services, and construction management services for buildings and transportation projects. The Company views its short and long-term liquidity as being dependent upon its results of operations, changes in working capital and its borrowing capacity.

Business Environment

The Company's operations are affected by appropriations of public funds for infrastructure and other government-funded projects, capital spending levels in the private sector, and the demand for the Company's services in the engineering and energy markets. Additional external factors such as price fluctuations in the energy industry could affect the Company.

The Federal government's TEA-21 legislation has made significant transportation infrastructure funding available to the various state agencies since its approval in 1998. Prior to the expiration of TEA-21 on September 30, 2003, the U.S. Congress and President Bush signed a five-month extension of the program at current funding levels. This extension expired on February 29, 2004, at which time a second, two-month extension was approved and will provide continued funding until April 30, 2004. During this extension period, a long-term reauthorization of the original TEA-21 program will receive significant Congressional attention. Prior to the extensions, certain state agencies were limited in their abilities to apply for Federal transportation funding during 2003, as they were unable to commit the required matching funds due to budget constraints. The Company is currently seeing limited funding of new transportation projects and expects this will continue until any reauthorization of TEA-21 occurs. Significant further delays in the reauthorization of TEA-21 could impact the Company's transportation design business activity for 2005 and beyond. During 2002 and in particular 2003, the Company observed increased Federal spending activity on Departments of Defense and Homeland Security activities, including the Federal Emergency Management Agency ("FEMA"). To mitigate the effect of the state transportation budget constraints on the Company's business, management has focused more marketing and sales activity on these agencies of the Federal government. Additional government spending in these areas, or on transportation infrastructure, could result in profitability and liquidity improvements for the Company. Significant contractions in any of these areas could unfavorably impact the Company's profitability and liquidity. In early September 2003, the Company announced that it had been selected by FEMA as the preferred firm to negotiate a five-year contract up to $750 million to serve as the Program Manager to develop, plan, manage, implement, and monitor the Multi-Hazard Flood Map Modernization Program for flood hazard mitigation across the United States and its territories. Such contract was not included in the Company's backlog as of December 31, 2003, since it was signed by the Company on March 11, 2004.

The Company's Energy business benefited significantly in 2001 and 2002 from the adoption of its Managed Services (formerly known as OPCO®) business model by several oil and gas producers in the Gulf of Mexico. Energy services provided via this innovative model generated higher margins than the Company's traditional service delivery methods. During the second half of 2002, many of the properties serviced under this model were sold by their owners, and while the Company continues to provide operations and maintenance services to the properties' new owners, such services reflect lower margin labor and logistics work. Presently, there is uncertainty in the oil and gas marketplace regarding capital investment and outsourcing decisions in the Gulf of Mexico, the Company's primary market for its Energy business. As a result, the Company continues to provide supplemental labor services to its clients in this area, but has been unable to generate new higher-margin offshore Managed Services contracts. This downturn in the Energy segment's offshore Managed Services market activity has been partially offset by an expansion of the Company's Managed Services offerings to onshore U.S. oil and gas producers, as demonstrated by the two new contracts received from Huber Energy during 2003. In addition, the Company has been able to increase its penetration into the deepwater Gulf of Mexico and international markets, where oil and gas producers are currently investing significant amounts of capital for new projects.

After giving effect to the foregoing, management believes that the combination of cash generated from operations and its existing credit facility will be sufficient to meet its operating and capital expenditure requirements for at least the next year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

The following table reflects a summary of the Company's operating results (excluding intercompany transactions) for ongoing operations and non-core operations for the years ended December 31, 2003, 2002 and 2001 (dollars in millions):

Total Contract Revenues/Income from Operations

	2003	2002	2001
Engineering			
Revenues	**$ 250.6**	$ 242.6	$ 243.6
Income from operations pre-Corporate overhead	**17.9**	16.0	18.6
Percentage of Engineering revenues	*7.1%*	*6.6%*	*7.6%*
Less: Corporate overhead	**(11.5)**	(5.7)	(5.9)
Percentage of Engineering revenues	*4.5%*	*2.4%*	*2.4%*
Income from operations	**6.4**	10.3	12.7
Percentage of Engineering revenues	*2.6%*	*4.2%*	*5.2%*
Energy			
Revenues	**175.4**	162.6	158.2
Income from operations pre-Corporate overhead	**5.3**	9.5	12.8
Percentage of Energy revenues	*3.0%*	*5.8%*	*8.1%*
Less: Corporate overhead	**(4.0)**	(2.9)	(2.7)
Percentage of Energy revenues	*2.3%*	*1.7%*	*1.7%*
Income from operations	**1.3**	6.6	10.1
Percentage of Energy revenues	*0.7%*	*4.1%*	*6.4%*
Non-Core*			
Revenues	**—**	0.1	1.4
Income from operations pre-Corporate overhead	**0.1**	3.5	0.7
Less: Corporate overhead	**—**	(2.3)	(2.4)
Income/(loss) from operations	**0.1**	1.2	(1.7)
Total reportable segments			
Revenues	**426.0**	405.3	403.2
Income from operations pre-Corporate overhead	**23.3**	29.0	32.1
Percentage of total reportable segment revenues	*5.5%*	*7.2%*	*8.0%*
Less: Corporate overhead	**(15.5)**	(10.9)	(11.0)
Percentage of total reportable segment revenues	*3.6%*	*2.7%*	*2.8%*
Income from operations	**7.8**	18.1	21.1
Percentage of total reportable segment revenues	*1.8%*	*4.5%*	*5.2%*
Other Corporate/Insurance expense	**(1.4)**	(0.9)	(0.7)
Total Company – Income from operations	**$ 6.4**	$ 17.2	$ 20.4
Percentage of total Company revenues	*1.5%*	*4.2%*	*5.1%*

* *The Non-Core segment includes activity associated with the former buildings and transportation construction operations that are being wound down, and the former Baker Support Services, Inc. ("BSSI") subsidiary which was sold in June 2000.*

Total Contract Revenues

The Company's total contract revenues increased 5% for 2003. In the Energy segment, revenues increased 8% as a result of the additional overseas contracts that commenced during the second half of 2002 and two new onshore Managed Services contracts that commenced during the second and fourth quarters of 2003. The increases associated with these new contracts were partially offset by the Company exiting a portion of its maintenance business. Revenues from Managed Services contracts decreased by 70% for 2003; these revenues composed 7% and 24% of Energy's total contract revenues for 2003 and 2002, respectively. This decrease in Managed Services revenues as a percentage of Energy revenues resulted from two significant clients' sales, during the second half of 2002, of properties that were being serviced under the Managed Services model. Most of these former Managed Services properties are still being serviced by Baker Energy, but are being serviced as lower margin labor and logistics work outside the Managed Services model. Engineering revenues increased 3% during 2003 and were adversely impacted by continuing slowness in private sector contract activity during 2003, as well as by delays in the commencement of certain public sector projects due to state budget constraints during the first half of 2003. Revenues from Engineering's private sector clients decreased by approximately 12% in 2003, while revenues from public sector clients increased by about 8%. Engineering's revenues for transportation-related services increased by approximately 7% in 2003 due to continued funding of transportation infrastructure projects under the TEA-21 legislation. The Company's Non-Core segment posted no revenues for 2003 and $0.1 million for 2002.

For 2002, the Company's total contract revenues increased slightly. The Energy segment posted revenue growth of 3% for 2002, which was adversely affected by the expiration of several older international contracts that were not renewed in late 2001 and early 2002, and weaker sales of new work in both the domestic and international markets. A 9% increase in domestic revenues for the Energy segment in 2002 was partially offset by lower international revenues. Revenues from Managed Services decreased by 18% for 2002. Such Managed Services revenues composed 24% and 30% of Energy's total contract revenues for 2002 and 2001, respectively. This decrease in Managed Services revenues as a percentage of Energy revenues resulted from the conversion of a significant Managed Services account to non-Managed Services status during the third quarter of 2002, and the attrition of several Managed Services properties due to client sales of operating facilities since the third quarter of 2001. The non-Managed Services related increase in Energy's domestic 2002 revenues primarily reflects labor and logistics services provided to a new customer. Engineering revenues decreased slightly in 2002 as a result of reduced activity related to pipeline and telecommunications projects in the Western U.S., which offset a 10% overall revenue gain in the transportation-related sector. The increase in transportation revenues was again a result of continued funding of transportation infrastructure projects associated with TEA-21. The Engineering segment's 2002 results also were negatively impacted by a $1.2 million increase in the amount of revenue that had not been recognized at year-end 2002 because insufficient evidence existed to support related revenue recognition. As further discussed in Note 1 to the accompanying financial statements, under the Company's revenue recognition policy, costs incurred in providing services that are unapproved by clients as to scope and price are expensed as incurred; however, related revenues are not recognized until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management determines that revenue recognition is appropriate based on the probability of client acceptance. The Company's Non-Core segment recorded revenues of $0.1 million for 2002, as compared with revenues of $1.4 million for 2001.

Gross Profit

Expressed as a percentage of total contract revenues, gross profit decreased to 14.3% in 2003 from 16.1% in 2002. The Energy segment's gross profit percentage decreased to 9.8% in 2003 from 13.5% in 2002. In addition to higher medical and casualty insurance costs, Energy's traditionally higher margin Managed Services operations posted no gross profit margin in 2003 versus 22.0% in 2002, with the related revenues being lower by 70%. The aforementioned new onshore Managed Services contracts initiated during 2003 experienced higher than expected start-up costs and the Company has not achieved its expected level of related performance-based incentives to date. Also contributing to Energy's gross margin percentage decrease was an overseas contract for the implementation of a computerized maintenance management system, which has performed below expectations to date. The Engineering segment's gross profit percentage increased to 18.1% in 2003 from 16.7% in 2002. The 2003 gross profit percentage for Engineering was adversely impacted by the previously mentioned higher medical and casualty insurance costs, while the lower 2002 gross profit percentage was negatively impacted by the settlement of the LTV Steel Company ("LTV") litigation (discussed in Note 13 to the accompanying financial statements), which resulted in a charge of $2.4 million during the fourth quarter of 2002. In the Non-Core segment, 2003 gross profit of $0.1 million resulted from favorable developments in certain casualty insurance claims related to the Company's former construction operations, as slightly offset by charges associated with the settlement of a construction-related claim. The Non-Core segment posted gross profit of $3.5 million for 2002 as a result of the favorable settlement of the ADF International, Inc. ("ADF") litigation (discussed in Note 4 to the accompanying financial statements), as partially offset by adverse developments in casualty insurance claims related to the Company's former construction and BSSI operations and by the unfavorable impact of an offer to settle project claims related to the sale of a business.

As a percentage of total contract revenues, gross profit decreased slightly to 16.1% in 2002 from 16.5% in 2001. The Company's gross profit from ongoing operations (defined as consolidated gross profit less Non-Core gross profit) was 15.2% of total contract revenues for 2002 and 16.4% in 2001. Higher 2002 costs associated with the Company's self-insured medical plan and its casualty insurance coverages, as well as the fourth quarter 2002 settlement of the LTV litigation, adversely impacted gross profit from ongoing operations for 2002. The Energy segment's gross profit percentage was 13.5% for 2002, down from 17.6% in 2001. Contributing to this Energy decrease were the expiration of several higher margin international contracts that were either not renewed or renewed at lower margins in late 2001 and early 2002, charges associated with an overseas project that was terminated during the second quarter of 2002, and bad debt expense associated with an Energy customer's bankruptcy filing during 2002. Also adversely affecting Energy's 2002 gross profit were several new lower margin domestic contracts that commenced during the first quarter of 2002, and the aforementioned higher 2002 costs for medical and casualty insurance. Energy's Managed Services operations posted a gross profit margin percentage of 22.0% and 17.8% in 2002 and 2001, respectively. The Engineering segment's gross profit percentage was 16.7% for 2002 as compared to 15.8% in 2001. Contributing to this overall increase were a more favorable mix of higher margin engineering contracts attributable partially to more self-performed work and less usage of subcontractors during 2002, and favorable adjustments on several projects that were completed during the year. These improvements were partially offset by the higher 2002 costs for medical and casualty insurance and the effect of the LTV settlement. The Company's Non-Core segment posted gross profit of $3.5 million for 2002 versus $0.7 million in 2001. See the discussion in the preceding paragraph relative to the significant components of Non-Core's 2002 gross profit amount.

Direct labor expressed as a percentage of total contract revenues was 37%, 36% and 32% in 2003, 2002 and 2001, respectively. Direct labor is a major component of the Company's cost of work performed due to the nature of its service businesses. The 2002 increase was attributable to less usage of subcontractors by both the Engineering and Energy segments during the year.

Substantially all of the Company's current insurance coverages are scheduled to renew effective July 1, 2004. Based on current general market conditions, the Company may again experience significant increases in costs and/or deductibles, as well as potential decreases in primary policy limits, in connection with these renewals. Under the terms of certain of the Company's contracts, all or portions of any such cost increases may be passed on to customers. Management currently expects that its costs for insurance coverages will increase again effective July 1, 2004, but is uncertain how much of the cost increases will be recoverable from clients under existing contracts.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses expressed as a percentage of total contract revenues increased to 12.9% in 2003 from 11.8% in 2002. This overall increase in SG&A expenses expressed as a percentage of total contract revenues results principally from Corporate overhead costs associated with the infrastructure, amortization and consulting and data conversion costs related to the Company's new information systems, which were implemented effective January 1, 2003. These information systems costs are expected to decrease by at least $1.4 million during 2004, as the consultants' work was completed during January 2004. Also contributing to the increase in SG&A expenses for 2003 were higher occupancy costs associated with certain office relocations and lease renewals during the year. Finally, and to a much lesser extent, third-party consultant costs totaling approximately $200,000 were incurred during the second half of 2003 in connection with the Company's compliance with Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX"). In addition to costs associated with the use of internal resources, management estimates that additional third-party SOX compliance costs totaling approximately $600,000 will be incurred during 2004, plus additional costs related to the testing of internal controls over financial reporting by the Company's independent auditors.

(In millions)	**2003**	2002	2001
Information system costs	**$ 2.4**	$ —	$ —
Consulting costs	**2.0**	0.5	—
Occupancy costs	**8.6**	7.9	7.1

In the Energy segment, SG&A expenses (including Corporate overhead) expressed as a percentage of total revenues decreased to 9.0% in 2003 from 9.5% in 2002. Energy's SG&A expenses (excluding Corporate overhead) expressed as a percentage of revenues decreased to 6.7% in 2003 from 7.7% in 2002. The 2003 increase in Energy's Corporate overhead allocation is primarily attributable to the higher information systems costs. Energy's 2003 decrease in its SG&A expenses (excluding Corporate overhead) results from general cost containment, including a reduction in international travel costs. In the Engineering segment, SG&A expenses (including Corporate overhead) expressed as a percentage of revenue increased to 15.5% in 2003 from 12.4% in 2002. Engineering's SG&A expenses (excluding Corporate overhead) expressed as a percentage of revenues increased to 10.9% in 2003 from 10.1% in 2002. The 2003 increase in Engineering's Corporate overhead allocation is again primarily attributable to the higher information systems costs. Engineering's 2003 increase in its SG&A expenses (excluding Corporate overhead) primarily results from higher personnel costs and professional fees, including fees related to certain key project proposals during the year. The Company's Non-Core operations incurred no SG&A expenses in 2003 and $2.4 million in 2002. The 2002 Non-Core SG&A expenses related entirely to legal costs associated with the ADF and other related litigation that has been resolved and the writedown of a non-trade receivable balance in connection with the settlement of a dispute related to the sale of a business.

SG&A expenses expressed as a percentage of total contract revenues increased to 11.8% in 2002 from 11.5% in 2001. This increase in SG&A expenses resulted from higher medical costs, higher professional fees, and pre-implementation consulting expenses incurred during the first quarter of 2002 in connection with the Company's new information systems. These cost increases were partially offset by a 92% reduction in incentive compensation expense and the absence of goodwill amortization expense in 2002. Total Corporate overhead expense was approximately $11.0 million for both 2002 and 2001, and the allocations between segments were essentially unchanged for both periods. The Energy segment's SG&A expenses (including Corporate overhead) expressed as a percentage of revenues decreased to 9.5% in 2002 from 11.2% in 2001. Energy's SG&A expenses (excluding Corporate overhead) expressed as a percentage of revenues decreased to 7.7% in 2002 from 9.5% in 2001. In addition to the incentive compensation expense reduction, the Energy segment's percentage decrease was supplemented by lower personnel costs associated with several departures of management personnel during 2002 and the absence of goodwill amortization expense during 2002. These Energy cost decreases were partially offset by higher medical and information systems related costs. In the Engineering segment, SG&A expenses (including Corporate overhead) expressed as a percentage of revenues increased to 12.4% in 2002 from 10.6% in 2001. Engineering's SG&A expenses (excluding Corporate overhead) expressed as a percentage of revenues increased to 10.1% in 2002 from 8.2% in 2001. In addition to the higher first quarter 2002 information systems costs, this increase is also attributable to the relatively unchanged Engineering revenues coupled with higher medical costs, as partially offset by the decrease in incentive compensation expense. For the Company's Non-Core operations, SG&A expenses were $2.4 million for 2002 and $2.5 million for 2001. The 2001 amount related entirely to legal costs associated with the ADF and other related litigation.

Other Income and Expense

Interest income was minor in 2003, decreasing from $0.3 million in 2002. The decrease in interest income was the result of the Company being in a net borrowed position with its banks for the majority of the year, whereas during 2002, the Company was in an invested position. The change in the Company's invested/borrowed position resulted from changes in the Company's billing process and system effective January 1, 2003, which caused temporary delays in both client billings and cash collections during 2003. (See additional discussion under the Liquidity and Capital Resources section below.) For the same reasons, interest expense increased to $0.8 million in 2003 from $0.1 million in 2002. Other expense for 2003 primarily consisted of a $0.8 million impairment of an investment in Energy Virtual Partners ("EVP"), an Energy services business, whose board voted to discontinue operations and liquidate the business. During 2002, other expense was negligible and resulted principally from minority interest expense related to the net income of three consolidated Energy subsidiaries, as almost entirely offset by equity income from an unconsolidated joint venture in the Energy segment.

Interest income decreased to $0.3 million in 2002 from $0.7 million in 2001 due to a combination of the significant reduction in interest rates that occurred over the course of 2001 and a reduction in the Company's invested cash balances during 2002. Interest expense also decreased to $0.1 million in 2002 from $0.9 million in 2001. This reduction in interest expense was due to the favorable February 2002 rulings on the ADF matters which made the further recording of interest expense on the ADF escrow unnecessary, and the Company's third quarter 2001 repayment of all remaining seller-financed debt related to a 1999 Energy acquisition. The Company recorded other expenses for 2002 that were negligible versus other income of $0.3 million in 2001. The 2001 other income amount was primarily composed of minority interest expense and offsetting equity income from the unconsolidated joint venture in the Energy segment, along with other income from a non-income-tax-related settlement.

Income Taxes

The Company's provision for income taxes resulted in an effective tax rate of 58.0% in 2003, compared to an effective tax rate of 45.0% and 45.5% in 2002 and 2001, respectively. The differences between these percentages and the 35% statutory U.S. Federal rate are primarily attributable to state and foreign income taxes. The Company's higher effective tax rate for 2003 is the direct result of a less favorable mix of domestic and foreign taxable income and the Company's inability to benefit from foreign tax credits as a result of its overall foreign loss position. The Company's non-deductible costs as a percentage of income before taxes, while lower in dollar volume compared to prior years, also became proportionately more significant in 2003 due to the lower pre-tax income amount. The lower effective rates for 2002 and 2001 resulted from a more favorable mix of domestic and foreign taxable income. The 2002 rate was also impacted by the settlements of the ADF and LTV matters (discussed in Notes 4 and 13 to the accompanying financial statements).

Non-Core Operations

In connection with a significant construction project from which Baker Mellon Stuart Construction, Inc. ("BMSCI"), a wholly-owned subsidiary of the Company, was terminated by the owner in 1999, certain litigation resulted and was settled during 2000. Certain subcontractors on this project also sued BMSCI seeking reimbursement for costs incurred and related damages. The most material of these claims involved a suit brought against BMSCI in U.S. District Court by ADF seeking damages for alleged breaches of contract relating to the project. In December 2000, liability judgments were entered by the District Court in favor of ADF against BMSCI in the amount of $10.0 million. As a result, BMSCI recorded related charges during 2000.

In January 2001, BMSCI filed an appeal of the ADF liability judgment with the U.S. Court of Appeals for the 11th Circuit ("Court of Appeals"). In April 2001, the District Court entered an additional judgment totaling $1.1 million on behalf of ADF relative to its claim for attorney's fees and costs in connection with the foregoing action. The effect of this judgment had been included in the charges recorded by the Company during 2000. BMSCI and ADF subsequently filed appeals of this judgment with the Court of Appeals. In conjunction with filing these appeals, BMSCI was required by the Court of Appeals to post security, and subsequently placed amounts totaling $12.7 million into an escrow account during 2001. The Company recorded both interest income (at a fluctuating market investment rate) and interest expense (at a rate of 6.052%, as stipulated by the Court of Appeals) on the escrow amount during 2001.

In separate rulings during February 2002, the Court of Appeals reversed both of the District Court's prior judgments for liability and attorney's fees and costs on behalf of BMSCI, and remanded the ADF matters back to the District Court for further proceedings. Based on the decisions of the Court of Appeals, in August 2002, the Company received $12.3 million of the $12.7 million previously being held in the escrow account. The remaining escrow amount of $0.4 million, relating to an aspect of the litigation that was not contested by BMSCI, was also disbursed by the escrow agent in August 2002 to ADF.

Court-mandated mediation of the ADF litigation was conducted in Orlando, Florida in October 2002. As a result of the mediation, the Company reached a settlement with ADF providing for the payment of $5.0 million by the Company to ADF. Also resulting from the mediation, the Company agreed to release its existing claim against Hellmuth, Obata & Kassabaum, Inc. ("HOK") arising out of the same project, in exchange for an additional payment of $2.75 million by HOK to ADF. As a result of the settlement, the Company became obligated to pay contingent legal fees to its counsel related to its claim against HOK. Accordingly, the Company reduced its "accrued litigation reserve" liability balance and accrued an estimate of the contingent legal fees, thereby resulting in a net favorable impact of $5.1 million on the Non-Core segment's operating income for the quarter ended September 30, 2002. Both the ADF settlement of $5.0 million and the contingent legal fees of $1.0 million were paid by the Company during the fourth quarter of 2002.

As a result of the foregoing, the following table summarizes the net effect of the ADF and HOK litigation on the Non-Core segment's operating income for the three years ended December 31, 2003:

(In millions)	**2003**	2002	2001
Legal costs	$ —	$(1.6)	$(2.5)
Judgments	—	—	—
Settlement	—	5.8	—
Favorable/(unfavorable) effect	$ —	$ 4.2	$(2.5)

The Company determined in early 1999 that it would no longer participate in general construction projects for buildings or transportation infrastructure. Accordingly, certain assets held by the Company's former transportation (heavy and highway) construction business, including substantially all fixed assets and the remaining contractual rights and obligations associated with eight active construction projects, were sold to A&L, Inc. ("A&L") in March 2000. Certain charges related to this sale were recorded during 2000. All work on heavy and highway construction projects was substantially completed at December 31, 2001. In October 2003, A&L filed a lawsuit against the Company and a subsidiary alleging misrepresentation and breach of warranty in connection with the asset sale. The Company believes that A&L's claims are without merit and is vigorously contesting this lawsuit. Effective June 1, 2000, the Company completed the sale of Baker Support Services, Inc. ("BSSI"), a former wholly-owned subsidiary, to SKE International LLC ("SKE"). Sale-related disputes arose between SKE and the Company during 2002. As a result of settlement discussions, charges related to the writeoff of a non-trade receivable totaling $0.7 million were recorded to the Non-Core segment's selling, general and administrative expenses during 2002. A final settlement agreement between the parties was executed during April 2003, under which there were no final payments required by either party and there was no related effect on the Company's 2003 financial statements.

Contract Backlog

(In millions)	2003	2002
Engineering	$ 470.7	$ 448.8
Energy	250.0	96.4
Non-Core	—	—
Total	$ 720.7	$ 545.2

Backlog consists of that portion of uncompleted work that is represented by signed or executed contracts. Certain of the Company's contracts with the Federal government and other clients may be terminated at will, or option years may not be exercised; therefore, no assurance can be given that all backlog will be realized.

The 2003 increase shown above for Engineering reflects a 7% increase in backlog for its transportation business as a result of continued TEA-21 funding. In the Energy segment, backlog increased significantly during 2003 due to the addition of two new four-year, Managed Services contracts totaling $144 million to operate and maintain onshore oil and gas producing properties, as well as the renewal of a five-year contract totaling $17 million to provide operations and maintenance and workforce nationalization services overseas. Oil and gas industry merger, acquisition and disposition programs affecting the Company's clients can also result in increases or decreases to the Company's Energy backlog. Of the Company's total backlog at December 31, 2003, amounts totaling $255 million and $129 million are expected to be recognized as revenue within the next year by the Engineering and Energy segments, respectively.

Liquidity and Capital Resources

Net cash used in operating activities was $14.8 million in 2003 and $9.1 million in 2002, compared to net cash provided by operating activities of $19.6 million in 2001. The 2003 cash usage was the direct result of the Company's lower net income and increases in receivables and net unbilled revenues of $10.0 million and $9.5 million, respectively. The increase in receivables resulted from the Engineering segment as a result of slower collections during 2003 and significant December billings which remained unpaid at year end. The increase in unbilled revenues was primarily related to the new Energy onshore Managed Services contracts and an international Energy project with milestone billing terms.

Effective January 1, 2003, the Company implemented a new billing system and made certain related changes to its billing process. As a result of these billing system and process changes, the Company experienced certain data conversion and training issues, which caused delays in producing client invoices during the first quarter of 2003. Since the new system was first used to invoice clients in February 2003, the Company has undertaken various corrective improvement measures, and is now invoicing on a current basis through its new software. A secondary effect of the billing delays has been a slower rate of cash collections, which created a 2003 cash requirement that was funded by utilization of the Company's primary credit facility. A second temporary credit facility for $5 million was added during the second quarter of 2003 to provide additional liquidity for a 90-day period from May through August. This supplemental facility expired on August 6, 2003, and was utilized for only a few days while it was in place. As of December 31, 2003, the Company had total borrowings under its remaining primary credit facility of $13.5 million.

The Company's receivables balance is expected to decrease during the first quarter of 2004 due to higher cash collections. As the receivables balance decreases, the cash collected will be used to reduce current liabilities, including the bank borrowings. Bank borrowings were reduced by $7.0 million during the fourth quarter of 2003, and management expects the borrowings to be further reduced during the first quarter of 2004. The 2002 cash used in operations was primarily the result of fourth quarter payments related to both the settlement and related tax effects of the ADF litigation (which is discussed more fully in Note 4 to the accompanying financial statements), the first quarter payment of 2001 incentive compensation bonuses, and increases in receivables and other net contract-related assets. Relative to 2002, the positive cash flow from operations in 2001 was attributable to the year being devoid of the $11.8 million impact of the ADF litigation which negatively affected operating cash flow in 2002, the higher level of 2001 net income, and the 2001 utilization of deferred tax assets.

Net cash used in investing activities was $4.8 million in 2003, negligible in 2002 and $7.8 million in 2001. The cash used in investing activities for 2003 is entirely related to capital expenditures. The cash used in investing activities for 2002 reflects the receipt of $12.3 million of the funds placed into escrow during 2001 in connection with the ADF litigation, as reduced by capital expenditures of $11.4 million and a $1.0 million investment in Energy

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Virtual Partners. The 2001 cash used in investing activities reflected the funding of $12.7 million into an escrow account stipulated in connection with the Company's appeal of the ADF judgment and capital expenditures of $4.1 million, as partially offset by a $9.0 million sale of short-term investments which were purchased just prior to year-end 2000. The capital expenditures for 2003 comprise leasehold improvements totaling $2.5 million for the Company's largest Engineering office and $1.4 million relating to the new information systems. The Company's capital expenditures also included computer equipment and software purchases totaling $0.7 million, $10.4 million and $2.3 million for 2003, 2002 and 2001, respectively. The significantly higher 2002 amount includes the purchase and development of computer software totaling $8.7 million related to the implementation of the Company's new information systems. Another significant component of the 2001 capital expenditures amount was $1.2 million related to purchases of office equipment, primarily associated with several office expansions.

Net cash provided by financing activities was $12.8 million and $0.5 million in 2003 and 2002, respectively, as compared to cash used in financing activities of $2.4 million in 2001. The net cash provided by financing activities for 2003 reflects proceeds from long-term debt to fund the aforementioned working capital needs in conjunction with changes in the Company's billing process and system and the resultant billing and collection delays. The Company's borrowings totaled $13.5 million as of December 31, 2003. In addition, pursuant to the Company's stock repurchase program, the Company paid $0.7 million to acquire 80,400 additional treasury shares during the first quarter of 2003. The net cash provided by financing activities for 2002 primarily reflected proceeds from the exercise of stock options, whereas the cash used in financing activities for 2001 primarily reflected the final payment of $2.2 million on a seller note associated with a 1999 Energy acquisition.

In 1996, the Company's Board of Directors authorized the repurchase of up to 500,000 shares of the Company's Common Stock in the open market. In January 2003, the Company reactivated its share repurchase program and subsequently repurchased 80,400 additional treasury shares during 2003 at a total cost of $0.7 million. Additionally, in February 2003, the Board of Directors authorized the Company to repurchase up to 500,000 additional shares. During 2001, 31,300 shares of treasury stock were acquired at a total cost of $0.4 million. The following table represents the number of shares available for repurchase under its stock repurchase program:

	2003	2002	2001
Shares available for repurchase - beginning of year	**165,711**	165,711	197,011
Additional share authorization	**500,000**	—	—
Share repurchases	**(80,400)**	—	(31,300)
Shares available for repurchase - end of year	**585,311**	165,711	165,711

The Company currently anticipates amending its 1996 Non-employee Directors Stock Incentive Plan (the "Plan") to increase the number of shares which may be issued under the Plan from 150,000 to a total of 400,000 shares. This proposed change to the Plan is subject to approval by the shareholders of the Company by a majority of the votes cast at the 2004 Annual Meeting of Shareholders to be held in April 2004. The Company does not expect that the issuance of these shares would have a material impact on the diluted earnings per share for any single future period.

Working capital increased to $55.6 million at December 31, 2003 from $41.0 million at December 31, 2002. The Company's current ratio was 1.66:1 and 1.58:1 at the end of 2003 and 2002, respectively. The increases in working capital and in the current ratio were primarily effected by the previously mentioned increases in the Company's receivables and net unbilled revenue balances. The Company expects its receivables balance to decrease during 2004 as cash collections continue to improve.

In September 2001, the Company entered into an unsecured credit agreement (the "Agreement") with a consortium of financial institutions, which provide a commitment of $40 million. The commitment includes the sum of the principal amount of revolving credit loans outstanding and the aggregate face value of outstanding letters of credit. As of December 31, 2003, borrowings totaling $13.5 million were outstanding under the Agreement, along with outstanding letters of credit totaling $7.1 million. During 2003, as a result of the Company's implementation of its new billing system and related changes to its billing processes, the Company's borrowings increased significantly during the first half of the year. During the second quarter of 2003, the Company secured additional short-term borrowing capacity in the form of a Revolving Credit Note ("the Note") totaling $5.0 million through one of its banks. The Note provided the Company with the additional liquidity needed for a 90-day period beginning May 8, 2003. Subsequently, all borrowings were repaid and the Note matured on August 6, 2003. Also as a result of the increased borrowings and its financial performance, the Company was required to seek and obtain waivers of several of its financial ratio covenants at the end of the second and third quarters of 2003, most notably its debt to cash flow and leverage ratios. In connection with the third quarter waiver, the Company requested and received a nine-month extension of the maturity date for the Agreement through June 30, 2005. The Company also was able to amend its minimum owners' equity and leverage ratio financial covenants effective with the fourth quarter of 2003 computations, and the cost in excess of billings covenant was eliminated. Based on the amendments to these covenants, the Company currently expects to be in compliance with the revised covenants for at least the next year. Accordingly, the Company's bank borrowings are reflected as a long-term liability in its balance sheet as of December 31, 2003. Management expects to further extend the maturity of the Agreement during 2004.

The Company plans to utilize its borrowing capacity under the Agreement for short-term working capital needs and to support strategic opportunities that management identifies. The Company's strategy is to better position itself for growth in its Engineering and Energy segments through acquisitions that compliment the Company's experience and skills. The Company views acquisitions and investments as an important component of its growth strategy and intends to use both existing cash and the credit facility to fund such endeavors. If the Company commits to funding future acquisitions, it may need to adjust its financing strategies by seeking alternative debt instruments.

A summary of the Company's contractual obligations and off-balance sheet arrangements as of December 31, 2003 is as follows:

(Amounts in thousands)

		Payments due by period			
Contractual obligations	Total	Within 1 year	2 – 3 years	4 – 5 years	After 5 years
Long-term debt obligations	$ 13,481	$ —	$ 13,481	$ —	$ —
Operating lease obligations	67,520	13,515	22,212	15,933	15,860
Capital lease obligations	—	—	—	—	—
Purchase obligations	6,928	5,478	1,447	3	—
Other long-term liabilities	568	—	—	—	568
Total contractual obligations	$ 88,497	$ 18,993	$ 37,140	$ 15,936	$ 16,428

		Amount of commitment expiration per period			
Off-Balance arrangements	Total	Within 1 year	2 – 3 years	4 – 5 years	After 5 years
Standby letters of credit	$ 7,082	$ 25	$ —	$ —	$ 7,057
Performance and payment bonds	See below				
Total commercial commitments	$ 7,082	$ 25	$ —	$ —	$ 7,057

The Company utilizes operating leases to acquire assets used in its daily business activities. These assets include office space, computer and related equipment, and motor vehicles. The lease payments for use of these assets are recorded as expenses, but do not appear as liabilities on the Company's consolidated balance sheets. During January 2003, the Company relocated certain Engineering and Corporate personnel from office space previously leased in Coraopolis, PA, and occupied approximately 117,000 square feet of office space in Moon Township, PA. The ten-year operating lease commitment totaling $22.2 million for the new space is scheduled to expire on January 31, 2013.

Other long-term liabilities include those amounts on the Company's December 31, 2003 balance sheet representing deferred compensation payable to the Company's Board of Directors.

The Company's banks issue standby letters of credit ("LOCs") on behalf of the Company under the Agreement discussed above. As of December 31, 2003, most of these LOCs had been issued to insurance companies to serve as collateral for payments the insurers are required to make under the Company's self-insurance programs. These LOCs may be drawn upon in the event that the Company does not reimburse the insurance companies for claims payments made on behalf of the Company. Such LOCs renew automatically on an annual basis unless either the LOCs are returned to the bank by the beneficiary or the Company's banks elect not to renew them.

The Company currently has a bonding line available through Travelers Casualty and Surety Company of America ("Travelers"). At December 31, 2003, performance and payment bonds totaling $1.7 million were outstanding under this line. The beneficiaries under these performance and payments bonds may request payment from Travelers in the event that the Company does not perform under the project or if subcontractors are not paid. The Company does not expect any amounts to be paid by Travelers under its bonds outstanding at December 31, 2003. In addition, management believes that this bonding line will be sufficient to meet its bid and performance bonding needs for at least the next year.

The Company's professional liability insurance coverage had been placed on a claims-made basis with Reliance Insurance Group ("Reliance") for the period July 1, 1994 through June 30, 1999. In October 2001, the Pennsylvania Insurance Commissioner placed Reliance into liquidation. Baker Environmental, Inc. ("BEI"), a wholly-owned subsidiary of the Company, was subject to one substantial claim which fell within the Reliance coverage period. This claim reflected an action by LTV against BEI, resulting from the failure of a landfill for which BEI provided services. In February 2003, LTV and BEI reached a settlement that provided for a payment to LTV in the amount of $2.5 million, the effect of which was recorded during the fourth quarter of 2002. This settlement was subsequently approved by the bankruptcy court in LTV's bankruptcy proceeding, and payment was made in April 2003. Due to the liquidation of Reliance, the Company is currently uncertain what amounts paid to LTV will be recoverable under the insurance policy with Reliance. The Company has submitted its claim in the Reliance liquidation and believes that some recovery will result, but the amount of such recovery cannot currently be estimated. The Company had no related receivables recorded from Reliance as of December 31, 2003.

Critical Accounting Policies

The Company has identified the following critical accounting policies as those that are most important to the portrayal of its results of operations and financial condition, and which require management's most difficult, subjective or complex judgments. Each of these policies is also addressed in Note 1 to the consolidated financial statements.

Project Cost Estimates to Complete – The Company utilizes the percentage-of-completion method of accounting for the majority of contracts in its Engineering segment. Revenues for the current period on these contracts are determined by multiplying the estimated margin at completion for each contract by the project's percentage of completion to date, adding labor costs, subcontractor costs and other direct costs incurred to date, and subtracting revenues recognized in prior periods. In applying the percentage-of-completion method, a project's percent complete as of any balance sheet date is computed as the ratio of labor costs incurred to date divided by the total estimated labor costs at completion. Estimated labor costs at completion reflect labor costs incurred to date plus an estimate of the labor costs to complete the project. As changes in estimates of total labor costs at completion and/or estimated total losses on projects are identified, appropriate earnings adjustments are recorded during the period that the change or loss is identified. Due to the volume and varying degrees of complexity of the Company's active Engineering projects, as well as the many factors that can affect estimated costs at completion, the computations of these estimates require the use of complex and subjective judgments. Accordingly, labor cost estimates to complete require regular review and revision to ensure that project earnings are not misstated.

Revenue Recognition – Under certain circumstances, the Company may agree to provide new or additional engineering services to a client without a fully executed contract or change order. In these instances, although the costs of providing these services are expensed as incurred, the recognition of related contract revenues is delayed until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management determines that revenue recognition is appropriate based on the probability of client acceptance. The probability of client acceptance is assessed based on such factors as the Company's historical relationship with the client, the nature and scope of the services to be provided, and management's ability to accurately estimate the realizable value of the services to be provided. Under this policy, the Company had not recognized potential future revenues estimated at $3.2 million and $3.6 million as of December 31, 2003 and 2002, respectively, for which the related costs had already been expensed as of these dates. The consistent application of this policy may result in revenues being recognized in a period subsequent to the period in which the related costs were incurred and expensed.

Contingencies – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and also affect the amounts of revenues and expenses reported for each period. Specifically, management estimates are inherent in the assessment of the Company's exposure to insurance claims that fall below policy deductibles, and to litigation and other legal claims and contingencies. Significant management judgment and reliance on third-party experts are utilized in determining probable and/or reasonably estimable amounts to be recorded or disclosed in the Company's financial statements. The results of any changes in accounting estimates are reflected in the financial statements of the period in which the changes are determined.

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. ("SFAS") 143, "Accounting for Asset Retirement Obligations," which requires that obligations associated with retirements of tangible long-lived assets be recorded as liabilities when those obligations are incurred. The Company adopted this standard as of January 1, 2003, and as a result, has had no material impact on its financial statements.

In July 2002, the FASB issued SFAS 146, "Accounting for Exit or Disposal Activities," which addresses issues associated with exit or disposal activities initiated after December 31, 2002. The Company adopted this statement as of January 1, 2003, and as a result, has had no material impact on its financial statements.

In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement clarifies and amends financial accounting and reporting requirements originally established in SFAS 133. SFAS 149 provides greater clarification by requiring contracts with comparable characteristics to be accounted for similarly. This statement is effective for contracts entered into or modified after June 30, 2003, as well as for hedging relationships designated after June 30, 2003. The Company adopted this statement as of July 1, 2003, and as a result, has had no material impact on its financial statements.

In January 2003, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS 148 amended SFAS 123 to provide alternative methods of transition for companies that voluntarily change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amended the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company subsequently adopted the prospective method of applying SFAS 148. Under the prospective method, the Company began expensing the fair value of all stock options granted, modified or settled effective January 1, 2003.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires issuers to classify financial instruments within its scope as liabilities (or assets in some circumstances). SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted this statement as of July 1, 2003, and as a result, has had no material impact on its financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 clarifies the requirements of SFAS 5, "Accounting for Contingencies," relating to the guarantor's accounting for and disclosures of certain guarantees issued. The disclosure requirements of this interpretation were effective for financial statements of interim or annual periods ending after December 15, 2002. The Company adopted such disclosure requirements in connection with the issuance of its 2002 financial statements. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company adopted the recognition and measurement provisions of FIN 45 effective January 1, 2003 and the related disclosure requirements can be found in Note 13 to the accompanying financial statements. Such adoption has not had a material impact on the Company's financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which was subsequently revised in December 2003 ("FIN 46R"). FIN 46 clarifies Accounting Research Bulletin No. 51, "Consolidated Financial Statements," and requires that unconsolidated variable interest entities be consolidated by their primary beneficiaries. The primary beneficiary is the party that absorbs a majority of the entity's expected losses or returns as a result of holding the variable interest. The requirements of FIN 46 were required to be applied immediately to variable interest entities in which an enterprise obtains an interest, or which an enterprise creates, after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, under FIN 46R, the provisions of FIN 46 must be applied for the first interim or annual reporting period ending after March 15, 2004. The Company plans to adopt this interpretation during the first quarter of 2004, and is still evaluating the expected impact on its financial statements.

In February 2002, the Emerging Issues Task Force ("EITF") issued Consensus No. 00-21, "Revenue Arrangements with Multiple Deliverables." Certain revisions to the scope of this guidance were made and finalized in May 2003. EITF 00-21 addresses the accounting for multiple element revenue arrangements, which involve more than one deliverable or unit of accounting in circumstances where the delivery of those units takes place in different accounting periods. EITF 00-21 requires disclosure of the accounting policy for recognition of revenue from multiple-deliverable arrangements and description and nature of such arrangements. The accounting and disclosure requirements are effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company adopted this statement during the third quarter of 2003, and such adoption has not had a material impact on its financial statements.

MICHAEL BAKER CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,		
(In thousands, except per share amounts)	**2003**	2002	2001
Total contract revenues	**$ 425,983**	$ 405,264	$ 403,222
Cost of work performed	**364,879**	340,015	336,660
Gross profit	**61,104**	65,249	66,562
Selling, general and administrative expenses	**54,743**	48,022	46,184
Income from operations	**6,361**	17,227	20,378
Other income/(expense):			
Interest income	**23**	290	687
Interest expense	**(806)**	(89)	(888)
Other, net	**(658)**	(34)	348
Income before income taxes	**4,920**	17,394	20,525
Provision for income taxes	**2,854**	7,828	9,339
Net income	**$ 2,066**	$ 9,566	$ 11,186
Basic net income per share	**$ 0.25**	$ 1.15	$ 1.35
Diluted net income per share	**$ 0.25**	$ 1.12	$ 1.33

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION
CONSOLIDATED BALANCE SHEETS

	As of December 31,	
ASSETS	**2003**	**2002**
	(In thousands)	
Current Assets		
Cash and cash equivalents	**$ 3,104**	$ 9,885
Receivables, net	**75,790**	65,742
Cost of contracts in progress and estimated earnings, less billings	**51,620**	29,723
Prepaid expenses and other	**9,899**	6,220
Total current assets	**140,413**	111,570
Property, Plant and Equipment, net	**17,402**	17,459
Other Assets		
Goodwill and other intangible assets, net	**9,233**	9,519
Other assets	**6,355**	6,549
Total other assets	**15,588**	16,068
Total assets	**$ 173,403**	$ 145,097

LIABILITIES AND SHAREHOLDERS' INVESTMENT

	2003	2002
Current Liabilities		
Accounts payable	**$ 22,109**	$ 20,373
Accrued employee compensation	**15,394**	11,290
Accrued insurance	**10,224**	9,687
Income taxes payable	**—**	2,801
Other accrued expenses	**20,464**	22,208
Excess of billings on contracts in progress over cost and estimated earnings	**16,611**	4,191
Total current liabilities	**84,802**	70,550
Other liabilities		
Long-term debt	**13,481**	—
Other liabilities	**2,539**	3,128
Commitments and contingencies (Notes 11 and 13)	**—**	—
Total liabilities	**100,822**	73,678
Shareholders' Investment		
Common Stock, par value $1, authorized 44,000,000 shares, issued 8,711,235 and 8,694,360 shares in 2003 and 2002, respectively	**8,711**	8,694
Additional paid-in-capital	**38,298**	38,146
Retained earnings	**29,477**	27,411
Unearned compensation	**(40)**	—
Other comprehensive loss	**(912)**	(569)
Less - 391,237 and 310,837 shares of Common Stock in treasury, at cost, in 2003 and 2002, respectively	**(2,953)**	(2,263)
Total shareholders' investment	**72,581**	71,419
Total liabilities and shareholders' investment	**$ 173,403**	$ 145,097

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	For the years ended December 31, 2003	2002	2001
Cash Flows from Operating Activities			
Net income	**$ 2,066**	$ 9,566	$ 11,186
Adjustments to reconcile net income to net cash (used in)/provided by operating activities:			
Depreciation and amortization	**4,902**	4,004	5,200
Decrease/(increase) in deferred income taxes	**3,975**	(911)	3,731
Impairment of Energy Virtual Partners	**770**	—	—
Changes in assets and liabilities:			
Increase in receivables and contracts in progress	**(19,531)**	(6,996)	(3,370)
(Decrease)/increase in accounts payable and accrued expenses	**(2,725)**	(10,371)	2,604
(Increase)/decrease in other net assets	**(4,291)**	(4,412)	275
Total adjustments	**(16,900)**	(18,686)	8,440
Net cash (used in)/provided by operating activities	**(14,834)**	(9,120)	19,626
Cash Flows from Investing Activities			
Additions to property, plant and equipment	**(4,787)**	(11,355)	(4,120)
Investment in Energy Virtual Partners	—	(1,000)	—
Receipt of litigation escrow	—	12,335	—
Funding of litigation escrow	—	—	(12,710)
Sale of short-term investments	—	—	8,999
Net cash used in investing activities	**(4,787)**	(20)	(7,831)
Cash Flows from Financing Activities			
Proceeds from/(repayments of) long-term debt	**13,481**	(30)	(2,264)
Proceeds from exercise of stock options	**49**	573	209
Payments to acquire treasury stock	**(690)**	—	(380)
Net cash provided by/(used in) financing activities	**12,840**	543	(2,435)
Net (decrease)/increase in cash and cash equivalents	**(6,781)**	(8,597)	9,360
Cash and cash equivalents, beginning of year	**9,885**	18,482	9,122
Cash and cash equivalents, end of year	**$ 3,104**	$ 9,885	$ 18,482
Supplemental Disclosures of Cash Flow Data			
Interest paid	**$ 753**	$ 58	$ 267
Income taxes paid	**$ 4,826**	$ 7,751	$ 3,615

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

(In thousands)	Common Stock, Par value $1	Series B Common Stock, Par value $1	Treasury Shares	Treasury Amount	Additional paid-in capital	Retained earnings	Unearned comp-ensation	Other compre-hensive income/(loss)
Balance, December 31, 2000	$ 7,265	$ 1,305	(303)	$(2,053)	$37,488	$ 6,659	$ —	$ (335)
Net income	—	—	—	—	—	11,186	—	—
Series B Common Stock conversions to Common stock	8	(8)	—	—	—	—	—	—
Stock options exercised	35	—	—	—	174	—	—	—
Restricted stock issued	8	—	—	—	72	—	—	—
Treasury stock purchases	—	—	(31)	(380)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	69
Balance, December 31, 2001	7,316	1,297	(334)	(2,433)	37,734	17,845	—	(266)
Net income	—	—	—	—	—	9,566	—	—
Series B Common Stock conversions to Common stock	1,297	(1,297)	—	—	—	—	—	—
Stock options exercised	76	—	—	—	497	—	—	—
Restricted stock issued	8	—	—	—	112	—	—	—
Restricted stock forfeited	(3)	—	—	—	(27)	—	—	—
Premium on Series B exchange	—	—	23	170	(170)	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	(303)
Balance, December 31, 2002	8,694	—	(311)	(2,263)	38,146	27,411	—	(569)
Net income	—	—	—	—	—	2,066	—	—
Stock options exercised	10	—	—	—	39	—	—	—
Restricted stock issued	7	—	—	—	52	—	(40)	—
Options granted	—	—	—	—	61	—	—	—
Treasury stock purchases	—	—	(80)	(690)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	(343)
Balance, December 31, 2003	$ 8,711	$ —	(391)	$(2,953)	$38,298	$29,477	$ (40)	$ (912)

COMPREHENSIVE INCOME

(In thousands)	2003	2002	2001
Net income	**$ 2,066**	$ 9,566	$11,186
Other comprehensive (loss)/income:			
Foreign currency translation adjustments	**(343)**	(303)	69
Comprehensive income	**$ 1,723**	$ 9,263	$11,255

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Michael Baker Corporation and its subsidiaries (the "Company"), as well as entities over which it exercises control and owns at least 50%. Minority interest amounts relating to the Company's less-than-wholly-owned consolidated subsidiaries are included within the "other, net" caption in the Consolidated Statements of Income and within the other liabilities caption in the Consolidated Balance Sheets. Investments in non-consolidated affiliates (20 to 50% owned companies) over which the Company exercises significant influence are accounted for under the equity method, and entities in which the Company owns less than 20% are accounted for under the cost method, in the Consolidated Balance Sheets and Statements of Income. All intercompany accounts and transactions have been eliminated in consolidation.

Accounting for Contracts

The Company earns its revenues from the provision of Engineering and Energy related services. In providing these services, the Company typically incurs direct labor costs, subcontractor costs and certain other direct costs ("ODCs"). Under certain cost-type contracts with governmental agencies in the Engineering segment, the Company is not contractually permitted to earn a margin on subcontractor costs and ODCs. The majority of all other Engineering contracts are structured such that margin is earned on labor costs, and not on subcontractor costs and ODCs. The Company includes revenues related to its direct labor, subcontractors and ODCs in its total contract revenues as long as the Company remains responsible to the client for the acceptability of the services provided.

The majority of contracts in the Engineering segment qualify for revenue recognition under the percentage-of-completion method of accounting. Revenues for the current period on fixed-price and cost-type contracts are determined by multiplying the estimated margin at completion for each contract by the project's percentage of completion to date, adding labor costs, subcontractor costs and ODCs incurred to date, and subtracting revenues recognized in prior periods. In applying the percentage-of-completion method to these contracts, the Company measures the extent of progress toward completion as the ratio of labor costs incurred to date over total estimated labor costs at completion. As work is performed under contracts, estimates of the costs to complete are regularly reviewed and updated. As changes in estimates of total costs at completion on projects are identified, appropriate earnings adjustments are recorded during the period that the change is identified. Provisions for estimated losses on uncompleted contracts are recorded during the period in which such losses are determined. Revenues related to contractual claims, which arise from customer-caused delays or change orders unapproved as to both scope and price, are recorded only when the amounts have been agreed with the client. Profit incentives and/or award fees are recorded as revenues when the amounts are both probable and reasonably estimable. For contracts that do not qualify for percentage-of-completion accounting, revenue is recognized based on management's best estimate of the efforts expended relative to the services provided.

Under certain circumstances, the Company may agree to provide new or additional engineering services to a client without a fully executed contract or change order. In these instances, although the costs of providing these services are expensed as incurred, the recognition of related contract revenues is delayed until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management determines that revenue recognition is appropriate based on the probability of client acceptance. The probability of client acceptance is assessed based on such factors as the Company's historical relationship with the client, the nature and scope of the services to be provided, and management's ability to accurately estimate the realizable value of the services to be provided.

Total contract revenues for the operations and maintenance contracts in the Energy segment are primarily recognized as related services are provided. Performance bonuses are earned under certain operations and maintenance contracts in the Energy segment. Because the amounts of these bonuses are difficult to estimate, such bonuses are recorded as revenues when the amounts are both probable and reasonably estimable.

Fair Value of Financial Instruments

The fair value of financial instruments classified as current assets and liabilities approximates carrying value due to the short-term nature of the instruments. The carrying value of all long-term debt approximates its fair value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and also affect the amounts of revenues and expenses reported for each period. Actual results could differ from those which result from using the estimates. The use of estimates is an integral part of determining cost estimates to complete under the percentage-of-completion method of accounting for contracts. Management also utilizes estimates in the assessment of the Company's exposure to insurance claims that fall below policy deductibles, and to assess its litigation and other legal claims and contingencies. The results of any changes in accounting estimates are reflected in the financial statements of the period in which the changes are determined.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand or deposit, and money market mutual funds with remaining maturities of less than 90 days at the time of purchase.

Foreign Currency Translation

Many of the Company's foreign subsidiaries utilize the local currencies as the functional currency. Accordingly, assets and liabilities of these subsidiaries are translated at exchange rates in effect at the balance sheet date whereas income and expense accounts are translated at average exchange rates during the year. The resulting translation adjustments are recorded as a separate component of shareholders' investment. The Company also has a foreign subsidiary for which the functional currency is the U.S. Dollar. The resulting translation gains or losses are included in the Consolidated Statements of Income.

Depreciation and Amortization

Depreciation on property, plant and equipment is recorded using straight-line and accelerated methods over the estimated useful lives of the assets. The estimated useful lives range from 2 to 40 years on buildings and improvements, 3 to 10 years on equipment and vehicles, 30 years for marine vessels, and 3 to 7 years on computer hardware and software. Upon disposal of property, the asset and related accumulated depreciation accounts are relieved of the amounts recorded therein for such items, and any resulting gain or loss is reflected in income. Amortization of definite-lived intangible assets is provided primarily on a straight-line basis over the estimated useful lives of the assets. Aside from goodwill, the Company's sole intangible asset is a non-compete agreement which is being amortized over 7 years.

Capitalization of Software Costs

The Company capitalizes certain costs incurred in connection with developing or obtaining internal use software in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." These capitalized software costs are included in "Property, plant and equipment, net" in the Consolidated Balance Sheets and are being amortized ratably over a period not to exceed 7 years.

Goodwill

Goodwill, which represents the excess of acquisition cost over the fair value of net assets of acquired companies, has not been amortized since the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") on January 1, 2002. This unamortized balance is evaluated during the second quarter of each year or when events occur or circumstances change that could cause goodwill to be impaired. Management assesses the impairment of its goodwill balances using its current enterprise value, estimates of future net cash flows, and EBITDA multiples. Through December 31, 2001, goodwill was amortized on a straight-line basis over periods ranging from 5 to 20 years.

Accounting for Stock Options

As permitted under Statement of Financial Accounting Standards No. 148 ("SFAS 148") and discussed further in Note 15, the Company adopted the prospective method of applying SFAS 148. Under the prospective method, the Company began expensing the fair value of all stock options granted, modified or settled effective January 1, 2003. Prior to January 1, 2003, the Company utilized the intrinsic value method of accounting for stock-based compensation, as originally promulgated by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and as permitted under SFAS 123, "Accounting for Stock-Based Compensation."

Earnings Per Common Share

The following table summarizes the Company's weighted average shares outstanding for the years ended December 31, 2003, 2002 and 2001. The additional shares included in diluted shares outstanding are entirely attributable to stock options.

Weighted Average Shares Outstanding	2003	2002	2001
Basic	**8,324,381**	8,350,940	8,291,005
Diluted	**8,383,601**	8,515,154	8,425,079

As of December 31, 2003 and 2002, the Company had 296,435 and 166,842 stock options outstanding, respectively, which were not included in the computations of diluted shares outstanding for the respective twelve-month periods because the option exercise prices were greater than the average market prices of the common shares. Such options could potentially dilute basic earnings per share in future periods.

Reclassifications

Certain reclassifications have been made to prior years' financial statements as well as the property, plant and equipment disclosures in Note 6, in order to conform to the current year presentation.

2. Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. ("SFAS") 143, "Accounting for Asset Retirement Obligations," which requires that obligations associated with retirements of tangible long-lived assets be recorded as liabilities when those obligations are incurred.

The Company adopted this standard as of January 1, 2003, and as a result, has had no material impact on its financial statements.

In July 2002, the FASB issued SFAS 146, "Accounting for Exit or Disposal Activities," which addresses issues associated with exit or disposal activities initiated after December 31, 2002. The Company adopted this statement as of January 1, 2003, and as a result, has had no material impact on its financial statements.

In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement clarifies and amends financial accounting and reporting requirements originally established in SFAS 133. SFAS 149 provides greater clarification by requiring contracts with comparable characteristics to be accounted for similarly. This statement is effective for contracts entered into or modified after June 30, 2003, as well as for hedging relationships designated after June 30, 2003. The Company adopted this statement as of July 1, 2003, and as a result, has had no material impact on its financial statements.

In January 2003, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS 148 amended SFAS 123 to provide alternative methods of transition for companies that voluntarily change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amended the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company subsequently adopted the prospective method of applying SFAS 148. Under the prospective method, the Company began expensing the fair value of all stock options granted, modified or settled effective January 1, 2003.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires issuers to classify financial instruments within its scope as liabilities (or assets in some circumstances). SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted this statement as of July 1, 2003, and as a result, has had no material impact on its financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 clarifies the requirements of SFAS 5, "Accounting for Contingencies," relating to the guarantor's accounting for and disclosures of certain guarantees issued. The disclosure requirements of this interpretation were effective for financial statements of interim or annual periods ending after December 15, 2002. The Company adopted such disclosure requirements in connection with the issuance of its 2002 financial statements. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company adopted the recognition and measurement provisions of FIN 45 effective January 1, 2003 and the related disclosure requirements can be found in Note 13 to the accompanying financial statements. Such adoption has not had a material impact on the Company's financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which was subsequently revised in December 2003 ("FIN 46R"). FIN 46 clarifies Accounting Research Bulletin No. 51, "Consolidated Financial Statements," and requires that unconsolidated variable interest entities be consolidated by their primary beneficiaries. The primary beneficiary is the party that absorbs a majority of the entity's expected losses or returns as a result of holding the variable interest. The requirements of FIN 46 were required to be applied immediately to variable interest entities in which an enterprise obtains an interest, or which an enterprise creates, after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, under FIN 46R, the provisions of FIN 46 must be applied for the first interim or annual reporting period ending after March 15, 2004. The Company plans to adopt this interpretation during the first quarter of 2004, and is still evaluating the expected impact on its financial statements.

In February 2002, the Emerging Issues Task Force ("EITF") issued Consensus No. 00-21, "Revenue Arrangements with Multiple Deliverables." Certain revisions to the scope of this guidance were made and finalized in May 2003. EITF 00-21 addresses the accounting for multiple element revenue arrangements, which involve more than one deliverable or unit of accounting in circumstances where the delivery of those units takes place in different accounting periods. EITF 00-21 requires disclosure of the accounting policy for recognition of revenue from multiple-deliverable arrangements and description and nature of such arrangements. The accounting and disclosure requirements are effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company adopted this statement during the third quarter of 2003, and such adoption has not had a material impact on its financial statements.

3. Contracts

The total cost of contracts in progress (used to determine cost of work performed) plus accumulated gross profit recorded was $1,253,459,000 and $979,839,000 at December 31, 2003 and 2002, respectively. Billings to date on contracts in progress at December 31, 2003 and 2002 were $1,218,449,000 and $954,307,000, respectively.

Trade accounts receivable balances totaling $6,149,000 and $6,287,000 at December 31, 2003 and 2002, respectively, relate to retainage provisions under long-term contracts which will be due upon completion of the contracts. Based on management's estimates, $2,767,000 of the retention balance at December 31, 2003 is expected to be collected in 2004.

The Company had allowances for doubtful accounts totaling $2,392,000 and $2,425,000 as of December 31, 2003 and 2002, respectively. These allowance amounts reflect receivable balances for which collection is doubtful, and have been netted against the receivables balances shown in the Consolidated Balance Sheets.

Consistent with industry practice, within each of the Company's operating segments, credit is granted to customers for the payment of services rendered. Although the Company has a diversified client base, a substantial portion of its receivables and net underbillings reflected in the Consolidated Balance Sheets is dependent upon U.S. Federal and state government funding.

Internationally, the Company conducts business in certain countries where the local political environment subjects the Company's related trade receivables, due from subsidiaries of major oil companies, to lengthy collection delays. Based upon past experience with these clients, after giving effect to the Company's related allowance for doubtful accounts balance at December 31, 2003, management believes that these receivable balances will be fully collectible.

4. Non-Core Operations

In connection with a significant construction project from which Baker Mellon Stuart Construction, Inc. ("BMSCI"), a wholly-owned subsidiary of the Company, was terminated by the owner in 1999, certain litigation resulted and was settled during 2000. Certain subcontractors on this project also sued BMSCI seeking reimbursement for costs incurred and related damages. The most material of these claims involved a suit brought against BMSCI in U.S. District Court by ADF International, Inc. ("ADF") seeking damages for alleged breaches of contract relating to the project. In December 2000, liability judgments were entered by the District Court in favor of ADF against BMSCI in the amount of $10.0 million. As a result, BMSCI recorded related charges during 2000.

In January 2001, BMSCI filed an appeal of the ADF liability judgment with the U.S. Court of Appeals for the 11th Circuit ("Court of Appeals"). In April 2001, the District Court entered an additional judgment totaling $1.1 million on behalf of ADF relative to its claim for attorney's fees and costs in connection with the foregoing action. The effect of this judgment had been included in the charges recorded by the Company during 2000. BMSCI and ADF subsequently filed appeals of this judgment with the Court of Appeals. In conjunction with filing these appeals, BMSCI was required by the Court of Appeals to post security, and subsequently placed amounts totaling $12.7 million into an escrow account during 2001. The Company recorded both interest income (at a fluctuating market investment rate) and interest expense (at a rate of 6.052%, as stipulated by the Court of Appeals) on the escrow amount during 2001.

In separate rulings during February 2002, the Court of Appeals reversed both of the District Court's prior judgments for liability and attorney's fees and costs on behalf of BMSCI, and remanded the ADF matters back to the District Court for further proceedings. Based on the decisions of the Court of Appeals, in August 2002, the Company received $12.3 million of the $12.7 million previously being held in the escrow account. The remaining escrow amount of $0.4 million, relating to an aspect of the litigation that was not contested by BMSCI, was also disbursed by the escrow agent in August 2002 to ADF.

Court-mandated mediation of the ADF litigation was conducted in Orlando, Florida in October 2002. As a result of the mediation, the Company reached a settlement with ADF providing for the payment of $5.0 million by the Company to ADF. Also resulting from the mediation, the Company agreed to release its existing claim against Hellmuth, Obata & Kassabaum, Inc. ("HOK") arising out of the same project, in exchange for an additional payment of $2.75 million by HOK to ADF. As a result of the settlement, the Company became obligated to pay contingent legal fees to its counsel related to its claim against HOK. Accordingly, the Company reduced its "accrued litigation reserve" liability balance and accrued an estimate of the contingent legal fees, thereby resulting in a net favorable impact of $5.1 million on the Non-Core segment's operating income for the quarter ended September 30, 2002. Both the ADF settlement of $5.0 million and the contingent legal fees of $1.0 million were paid by the Company during the fourth quarter of 2002.

The Company determined in early 1999 that it would no longer participate in general construction projects for buildings or transportation infrastructure. Accordingly, certain assets held by the Company's former transportation (heavy and highway) construction business, including substantially all fixed assets and the remaining contractual rights and obligations associated with eight active construction projects, were sold to A&L, Inc. ("A&L") in March 2000. Certain charges related to this sale were recorded during 2000. All work on heavy and highway construction projects was substantially completed at December 31, 2001. In October 2003, A&L filed a lawsuit against the Company and a subsidiary alleging misrepresentation and breach of warranty in connection with the asset sale. The Company believes that A&L's claims are without merit and is vigorously contesting this lawsuit.

Effective June 1, 2000, the Company completed the sale of Baker Support Services, Inc. ("BSSI"), a former wholly-owned subsidiary, to SKE International LLC ("SKE"). Sale-related disputes arose between SKE and the Company during 2002. As a result of settlement discussions, charges related to the writeoff of a non-trade receivable totaling $0.7 million were recorded to the Non-Core segment's selling, general and administrative expenses during 2002. A final settlement agreement between the parties was executed during April 2003, under which there were no final payments required by either party and there was no related effect on the Company's 2003 financial statements.

5. Business Segment Information

The Company's business segments reflect how management makes resource decisions and assesses its performance. The Company has the following three reportable segments:

- The Engineering segment provides a variety of design and related consulting services. Such services include design-build, construction management, consulting, planning, program management, surveying, mapping, geographic information systems, architectural and interior design, construction inspection, constructability reviews, software development, site assessment and restoration, strategic regulatory analysis, regulatory compliance, and advanced management systems.

- The Energy segment provides a full range of Total Asset Management services for operating energy production facilities worldwide. These services range from complete outsourcing solutions to specific services such as training, personnel recruitment, pre-operations engineering, maintenance management systems, field operations and maintenance, procurement, and supply chain management. Many of these service offerings are enhanced by the utilization of this segment's Managed Services (formerly known as OPCO®) operating model as a service delivery method.

- The Non-Core segment includes activity associated with the former buildings and transportation construction operations that are being wound down, and the former BSSI subsidiary, which was sold in June 2000.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1). The Company evaluates the performance of its segments primarily based on operating income before Corporate overhead allocations.
The following tables reflect the required disclosures for the Company's reportable segments (in millions):

Total Contract Revenues/Income from Operations

	2003	2002	2001
Engineering			
Revenue	**$ 250.6**	$ 242.6	$ 243.6
Income from operations pre-Corporate overhead	**17.9**	16.0	18.6
Less: Corporate overhead	**(11.5)**	(5.7)	(5.9)
Income from operations	**6.4**	10.3	12.7
Energy			
Revenue	**175.4**	162.6	158.2
Income from operations pre-Corporate overhead	**5.3**	9.5	12.8
Less: Corporate overhead	**(4.0)**	(2.9)	(2.7)
Income from operations	**1.3**	6.6	10.1
Non-Core			
Revenue	**—**	0.1	1.4
Income from operations pre-Corporate overhead	**0.1**	3.5	0.7
Less: Corporate overhead	**—**	(2.3)	(2.4)
Income/(loss) from operations	**0.1**	1.2	(1.7)
Total reportable segments			
Revenues	**426.0**	405.3	403.2
Income from operations pre-Corporate overhead	**23.3**	29.0	32.1
Less: Corporate overhead	**(15.5)**	(10.9)	(11.0)
Income from operations	**7.8**	18.1	21.1
Other Corporate/ Insurance expense	**(1.4)**	(0.9)	(0.7)
Total Company - Income from operations	**$ 6.4**	$ 17.2	$ 20.4

	2003	2002
Segment assets:		
Engineering	**$ 95.3**	$ 76.8
Energy	**63.1**	52.6
Non-Core	**0.9**	1.0
Subtotal – segments	**159.3**	130.4
Corporate/Insurance	**14.1**	14.7
Total	**$ 173.4**	$ 145.1

	2003	2002	2001
Capital expenditures:			
Engineering	**$ 3.1**	$ 2.0	$ 2.8
Energy	**0.5**	0.5	1.2
Non-Core	**—**	—	—
Subtotal – segments	**3.6**	2.5	4.0
Corporate	**1.2**	8.9	0.1
Total	**$ 4.8**	$ 11.4	$ 4.1

	2003	2002	2001
Depreciation and amortization expense:			
Engineering	**$ 2.5**	$ 2.8	$ 3.4
Energy	**1.0**	1.1	1.7
Non-Core	**—**	—	—
Subtotal – segments	**3.5**	3.9	5.1
Corporate	**1.4**	0.1	0.1
Total	**$ 4.9**	$ 4.0	$ 5.2

The Company has determined that intersegment revenues, equity in the net income of investees accounted for by the equity method, and the amount of investment in equity method investees, by segment, are immaterial for further disclosure in these financial statements.

The Company's enterprise-wide disclosures are as follows (in millions):

	2003	2002	2001
Total contract revenues by type of service:			
Engineering	**$ 250.6**	$ 242.6	$ 243.6
Operations & maintenance	**175.4**	162.6	158.2
Construction	**—**	0.1	1.4
Total	**$ 426.0**	$ 405.3	$ 403.2

	2003	2002	2001
Total contract revenues by geographic origin:			
Domestic	**$ 371.4**	$ 358.0	$ 346.4
Foreign	**54.6**	47.3	56.8
Total	**$ 426.0**	$ 405.3	$ 403.2

	2003	2002	2001
Total contract revenues by principal markets:			
United States government	**16.6%**	13.9%	11.8%
Various state governmental and quasi-governmental agencies	**34.8%**	32.1%	28.4%
Commercial, industrial and private clients	**48.6%**	54.0%	59.8%

The Company has determined that intersegment revenues, equity in the net income of investees accounted for by the equity method, and the amount of investment in equity method investees, by segment, are immaterial for further disclosure in these financial statements.

6. Property, Plant and Equipment

Property, plant and equipment consists of the following (in thousands):

Land	**$ 486**	$ 486
Buildings and improvements	**8,673**	6,465
Equipment and vehicles	**10,815**	11,190
Computer hardware	**12,652**	12,940
Computer software	**14,904**	13,149
Total, at cost	**47,530**	44,230
Less – Accumulated depreciation	**(30,128)**	(26,771)
Net property, plant and equipment	**$ 17,402**	$ 17,459

7. Goodwill and Other Intangible Assets

Goodwill and other intangible assets consist of the following (in thousands):

	2003	2002
Goodwill:		
Engineering	**$ 1,006**	$ 1,006
Energy	**7,465**	7,465
Total goodwill	**8,471**	8,471
Other intangible assets, net of accumulated amortization of $1,238 and $952, respectively	**762**	1,048
Goodwill and other intangible assets, net	**$ 9,233**	$ 9,519

Under SFAS 142, which was adopted effective January 1, 2002, the Company's goodwill balance is no longer being amortized, and goodwill impairment tests are being performed at least annually. The Company completed its initial impairment test during the second quarter of 2002, and subsequently performed its annual impairment test in the second quarter of 2003. As a result, no impairment charges were required in either year.

Reconciliations of the Company's reported net income and earnings per share, to related amounts adjusted for the adoption of SFAS 142, are as follows:

(In thousands)	2003	2002	2001
Reported net income	**$ 2,066**	$ 9,566	$11,186
Add back: Goodwill amortization, net of tax	**—**	—	378
Adjusted net income	**$ 2,066**	$ 9,566	$11,564

	2003	2002	2001
Reported earnings per share:			
Basic	**$ 0.25**	$ 1.15	$ 1.35
Diluted	**0.25**	1.12	1.33
Adjusted earnings per share:			
Basic	**0.25**	1.15	1.39
Diluted	**$ 0.25**	$ 1.12	$ 1.37

Amortization expense recorded on the other intangible assets was $286,000, $285,000 and $348,000 for 2003, 2002 and 2001, respectively. Future amortization expense on the other intangible assets balance is currently estimated to be $286,000 for the years ending December 31, 2004 and 2005, with the remaining balance of $190,000 being amortized in 2006.

8. Long-Term Debt and Borrowing Agreements

In September 2001, the Company entered into an unsecured credit agreement ("the Agreement") with a consortium of financial institutions, which provide a commitment of $40 million. The commitment includes the sum of the principal amount of revolving credit loans outstanding and the aggregate face value of outstanding letters of credit. As of December 31, 2003, borrowings totaling $13.5 million were outstanding under the Agreement, along with letters of credit totaling $7.1 million.

The Agreement provides for the Company to borrow at the bank's prime interest rate or at LIBOR plus an applicable margin determined by the Company's leverage ratio (based on a measure of EBITDA to indebtedness). The Agreement also requires the Company to meet minimum equity, leverage, interest and rent coverage, and current ratio covenants. If any of these financial covenants or certain other conditions of borrowing are not achieved by the Company, under certain circumstances, the banks may demand the repayment of all borrowings outstanding and/or require deposits to cover the outstanding letters of credit. Under the Agreement, the Company pays the bank commitment fees of 3/8% per year based on the unused portion of the commitment.

As a result of the increased borrowings and its financial performance, the Company was required to seek and obtain waivers of several of its financial ratio covenants at the end of the second and third quarters of 2003, most notably its debt to cash flow and leverage ratios. In connection with the third quarter waiver, the Company requested and received a nine-month extension of the maturity date for the Agreement through June 30, 2005. The Company also was able to amend its minimum owners' equity and leverage ratio financial covenants effective with the fourth quarter of 2003 computations, and the cost in excess of billings covenant was eliminated. Based on the amendments to these covenants, the Company currently expects to be in compliance with the revised covenants for at least the next year. Accordingly, the Company's bank borrowings are reflected as a long-term liability in its balance sheet as of December 31, 2003. Management expects to further extend the maturity of the Agreement during 2004.

On May 8, 2003, the Company entered into an agreement with its bank to provide a Revolving Credit Note ("the Note") in the amount of $5 million through August 6, 2003. The Note provided the Company with additional liquidity that was needed in conjunction with changes in its billing process and system which caused temporary delays in both client billings and cash collections during the first nine months of 2003. All borrowings were repaid and the Note matured during the third quarter of 2003.

For 2003, the average daily balance outstanding when the Company was in a borrowed position was $23,214,000 at a weighted-average interest rate of 3.47%. The Company's borrowing rate was 3.42% as of December 31, 2003. The proceeds from 2003 borrowings under the Agreement were used to meet various working capital requirements. The Company did not borrow under the Agreement during 2002.

9. Capital Stock

In 1996, the Board of Directors authorized the repurchase of up to 500,000 shares of the Company's Common Stock in the open market. As of December 31, 2003, 414,689 treasury shares had been repurchased under this program. During 2001, the Company repurchased 31,300 treasury shares at an average market price of $12.14 per share (based on market prices ranging from $11.00 to $13.30 per share) for a total cost of $380,000. The Company made no treasury share repurchases during 2002. During 2003, the Company reactivated its share repurchase program and subsequently repurchased an additional 80,400 treasury shares at an average market price of $8.58 per share (based on market prices ranging from $7.90 to $8.81 per share) for a total cost of $690,000. Also in 2003, the Board of Directors authorized the Company to repurchase up to 500,000 additional shares of the Company's Common Stock in the open market.

Prior to March 2002, the Company's Common Stock was divided into two series, Common Stock and Series B Common Stock. Each share of Common Stock entitles the holder thereof to one vote on all matters submitted to the shareholders, and each share of Series B Common Stock entitled the holder thereof to ten votes on all such matters. During the fourth quarter of 2001, the Company announced that all of its Series B Common Stock would be exchanged into Common Stock. Under this program, each Series B share held by the Company's Employee Stock Ownership Plan ("ESOP") was exchanged for approximately 1.018 shares of Common Stock during the first quarter of 2002. Immediately following that exchange, the remaining Series B shares were automatically converted into Common equivalents in accordance with provisions of the Company's Articles of Incorporation. This exchange resulted in 23,452 shares of Common Stock being withdrawn from the Company's treasury stock. The effect of this exchange was reflected in the Company's Consolidated Balance Sheet during 2002, and did not impact its net income for the year ended December 31, 2002. The utilization of the treasury shares did not have a material effect on the Company's earnings per share computations.

The Company's Articles of Incorporation authorize the issuance of 6,000,000 shares of Series B Common Stock, par value $1 per share. At December 31, 2003 and 2002, there were no shares of such Series B Stock outstanding. The Company has no plans of issuing any Series B Common Stock in the near future. The Company's Articles of Incorporation also authorize the issuance of 300,000 shares of Cumulative Preferred Stock, par value $1 per share. At December 31, 2003 and 2002, there were no shares of such Preferred Stock outstanding.

10. Rights Agreement

In November 1999, the Company's Board of Directors adopted a Rights Agreement (the "Rights Agreement"). In connection with the Rights Agreement, the Company declared a distribution of one Right (a "Right") for each outstanding share of Common Stock to shareholders of record at the close of business on November 30, 1999. The Rights will become exercisable after a person or group has acquired 25% or more of the Company's outstanding Common Stock or has announced a tender offer that would result in the acquisition of 25% or more of the Company's outstanding Common Stock. The Board of Directors has the option to redeem the Rights for $0.001 per Right prior to their becoming exercisable. The Rights will expire on November 16, 2009, unless they are earlier exchanged or redeemed.

Assuming the Rights have not been redeemed, after a person or group has acquired 25% or more of the Company's outstanding Common Stock, each Right (other than those owned by a holder of 25% or more of the Common Stock) will entitle its holder to purchase, at the Right's then current exercise price, a number of shares of Common Stock of the Company having a value equal to two times the exercise price of the Rights. In addition, at any time after the Rights become exercisable and prior to the acquisition by the acquiring party of 50% or more of the outstanding Common Stock, the Company's Board of Directors may exchange the Rights (other than those owned by the acquiring person or its affiliates) for Common Stock of the Company at an exchange ratio of one share of Common Stock per Right.

11. Lease Commitments

The Company's noncancellable leases relate to office space, computer hardware and software, office equipment and vehicles with lease terms ranging from 1 to 10 years. Future annual minimum lease payments under noncancellable operating leases as of December 31, 2003 were as follows (in thousands):

Fiscal Year	
2004	$ 13,515
2005	12,250
2006	9,962
2007	8,729
2008	7,204
Thereafter	15,860
Total	$ 67,520

Rent expense under noncancellable operating leases was $12,501,000 in 2003, $11,432,000 in 2002, and $10,532,000 in 2001.

12. Income Taxes

The provision for income taxes consisted of the following (in thousands):

	2003	2002	2001
Current income taxes:			
Federal	**$ (2,463)**	$ 6,821	$ 3,181
State	**375**	583	380
Foreign	**967**	1,335	2,047
Total current income taxes	**(1,121)**	8,739	5,608
Deferred income taxes:			
Federal	**3,670**	(842)	3,638
State	**305**	(69)	93
Total deferred income taxes	**3,975**	(911)	3,731
Total provision for income taxes	**$ 2,854**	$ 7,828	$ 9,339

The following is a reconciliation of income taxes computed at the Federal statutory rate to income tax expense recorded by the Company (in thousands):

	2003	2002	2001
Computed income taxes at U.S. Federal statutory rate	**$ 1,722**	$ 6,088	$ 7,184
Foreign taxes, net of Federal income tax benefit	**406**	791	1,330
State income taxes, net of Federal income tax benefit	**442**	334	307
Nondeductible charges	**415**	376	513
Other, net	**(131)**	239	5
Total provision for income taxes	**$ 2,854**	$ 7,828	$ 9,339

The domestic and foreign components of the Company's income before income taxes are as follows (in thousands):

	2003	2002	2001
Domestic	**$ 3,785**	$ 17,983	$ 16,989
Foreign	**1,135**	(589)	3,536
Total	**$ 4,920**	$ 17,394	$ 20,525

The components of the Company's deferred income tax assets and liabilities at December 31, 2003 and 2002 are as follows (in thousands):

	2003	2002
Deferred income tax assets:		
Deductible temporary differences:		
Provision for expenses and losses	**$ 5,370**	$ 8,428
Contract overbillings	**5,678**	1,589
Accrued vacation pay	**1,775**	1,668
Fixed and intangible assets	**1,092**	1,164
Charitable contribution carryforward	**74**	74
Other	**95**	95
Total deferred income tax assets	**14,084**	13,018
Deferred income tax liabilities:		
Contract underbillings	**(18,119)**	(12,471)
Undistributed foreign earnings	**(2,160)**	(2,767)
Total deferred income tax liabilities	**(20,279)**	(15,238)
Net deferred tax liability	**$ (6,195)**	$ (2,220)

The Company has contribution carryforwards totaling approximately $200,000 at December 31, 2003 that will expire in 2008. During 2002, the Internal Revenue Service completed an examination of the Company's 1998 U.S. income tax return and made no adjustments. The Company's 2000, 2001 and 2002 U.S. income tax returns remain subject to audit. Management believes that adequate provisions have been made for income taxes at December 31, 2003.

13. Contingencies

Insurance coverage is obtained for catastrophic exposures as well as those risks required to be insured by law or contract. The Company requires its insurers to meet certain minimum financial ratings at the time the coverages are placed; however, insurance recoveries remain subject to the risk that the insurer will be financially able to pay the claims as they arise. The Company is insured with respect to its workers' compensation and general liability exposures subject to deductibles or self-insured retentions. As a result of adverse market conditions in the insurance industry, several of these deductibles were either required to be increased by the Company because expiring coverages were no longer available, or were voluntarily increased to avoid additional premium cost increases, in connection with the Company's annual insurance coverage renewals effective July 1, 2002 and 2003. Loss provisions for these exposures are recorded based upon the Company's estimates of the aggregate liability for claims incurred. Such estimates utilize certain actuarial assumptions followed in the insurance industry.

The Company is self-insured for its primary layer of professional liability insurance through a wholly-owned captive insurance subsidiary. The secondary layer of the professional liability insurance continues to be provided, consistent with industry practice, under a "claims-made" insurance policy placed with an independent insurance company. Under claims-made policies, coverage must be in effect when a claim is made. This insurance is subject to standard exclusions.

The Company's professional liability insurance coverage had been placed on a claims-made basis with Reliance Insurance Group ("Reliance") for the period July 1, 1994 through June 30, 1999. In October 2001, the Pennsylvania Insurance Commissioner placed Reliance into liquidation. The Company remains uncertain at this time what effect this action will have on any claim the Company or its subsidiaries may have for insurance coverage under policies issued by Reliance with respect to past years. Baker Environmental, Inc. ("BEI"), a wholly-owned subsidiary of the Company, was subject to one substantial claim which fell within the Reliance coverage period. This claim reflected an action by LTV Steel Company ("LTV") against BEI, resulting from the failure of a landfill for which BEI provided services. In February 2003, LTV and BEI reached a settlement that provided for a payment to LTV in the amount of $2.5 million, the effect of which was recorded during the fourth quarter of 2002. This settlement was subsequently approved by the bankruptcy court in LTV's bankruptcy proceeding, and payment was made in April 2003. Due to the liquidation of Reliance, the Company is currently uncertain what amounts paid to LTV will be recoverable under the insurance policy with Reliance. The Company is pursuing a claim in the Reliance liquidation and believes that some recovery will result from the liquidation, but the amount of such recovery cannot currently be estimated. The Company had no related receivables recorded from Reliance as of December 31, 2003.

In July 2001, the Company announced that it had become aware that certain activities related to the operations of a 53% owned Nigerian subsidiary engaged in energy-related operations are the subject of an inquiry by the U.S. Department of Justice. The Company acquired the Nigerian subsidiary as part of its acquisition of the Overseas Technical Services companies in 1993. The inquiry appears to be focused upon payments made to certain individuals in connection with the subsidiary's operations in Nigeria as they relate to potential violations of the Foreign Corrupt Practices Act and other relevant statutes. The Company retained legal counsel to represent it in this matter and initiated an internal investigation of these issues. The Company has cooperated fully with the government's inquiry; however, there has been no recent activity in this matter. At this time, the Company is uncertain but does not expect the costs of its investigation, its cooperation with the government's inquiry or the outcome thereof, to have a material adverse financial impact on its future financial results. However, the government's inquiry has not been concluded and the Company's assessment of the outcome may vary as the matter proceeds.

The Company has become aware of an unasserted claim to recover alleged preference payments made to the Company within 90 days prior to a customer's 2002 Chapter 11 bankruptcy filing. Such claims are not unusual in the bankruptcy context. The potential claim against the Company has been identified in lists of such claims included in several reorganization plans submitted to the bankruptcy court. Management believes that the Company has valid defenses for this potential claim, and intends to vigorously contest such claim if asserted. No amounts pertaining to this potential claim are considered probable or reasonably estimable; accordingly, the Company has not recorded any related accrual as of December 31, 2003.

The Company has been named as a defendant or co-defendant in other legal proceedings wherein substantial damages are claimed. Such proceedings are not uncommon to the Company's business. After consultations with counsel, management believes that the Company has recognized adequate provisions for probable and reasonably estimable liabilities associated with these proceedings, and that their ultimate resolutions will not have a material adverse effect on the consolidated financial position or annual results of operations of the Company.

At December 31, 2003, the Company had certain guarantees and indemnifications outstanding which could result in future payments to third parties. These guarantees generally result from the conduct of the Company's business in the normal course. The Company's outstanding guarantees were as follows at December 31, 2003:

(Dollars in millions)	Maximum undiscounted future payments	Related liability balance recorded at 12/31/03
Standby letters of credit:		
Insurance related	$6.9	$6.9
Other	0.2	—
Performance and payment bonds	1.7	—
Sale of certain construction assets	Unlimited	—
Sale of BSSI	2.0	—

The Company's banks issue standby letters of credit ("LOCs") on behalf of the Company under the Agreement as discussed more fully in Note 8 above. As of December 31, 2003, most of these LOCs had been issued to insurance companies to serve as collateral for payments the insurers are required to make under the Company's self-insurance programs. These LOCs may be drawn upon in the event that the Company does not reimburse the insurance companies for claims payments made on behalf of the Company. Such LOCs renew automatically on an annual basis unless either the LOCs are returned to the bank by the beneficiary or the Company's banks elect not to renew them.

Bonds are provided on behalf of the Company by Travelers Casualty and Surety Company of America ("Travelers"). The beneficiaries under these performance and payment bonds may request payment from Travelers in the event that the Company does not perform under the project or if subcontractors are not paid. The Company does not currently expect any amounts to be paid by Travelers under its bonds outstanding at December 31, 2003.

During 2000, the Company sold certain assets associated with its former heavy & highway construction business to A&L and all of the outstanding stock of its former BSSI subsidiary to SKE. These sale agreements provided indemnifications to the buyers for breaches of certain obligations by the Company. For the sale of heavy & highway assets, there was no dollar limit on the indemnifications, and the terms of these indemnifications vary but will ultimately be governed by the statutes of limitations. In October 2003, A&L filed a lawsuit against the Company and a subsidiary alleging misrepresentation and breach of warranty in connection with the asset sale. The Company believes that A&L's claims are without merit and is vigorously contesting this lawsuit. Maximum payments for indemnifications under the BSSI sale were limited to $2.0 million, and the terms are based on the varying statutes of limitations plus 90 days. The Company does not currently expect to make any future payments under the indemnifications in connection with the BSSI sale.

14. Employee Stock Ownership Plan and Trust

The Company maintains a defined contribution retirement program through its ESOP, in which substantially all employees are eligible to participate. The ESOP offers participants several investment options, including a variety of mutual funds and Company stock. Contributions to the ESOP are derived from a 401(k) Salary Redirection Program with a Company matching contribution, and a discretionary contribution as determined by the Company's Board of Directors. Under the 401(k) Salary Redirection Program, the Company matches 100% of the first 5% and 50% of the next full 1% of eligible salary contributed by participants, thereby resulting in a Company match of as much as 5.5% of eligible salary contributed. The Company's matching contributions are invested not less than 25% in Michael Baker Corporation Common Stock, with the remaining 75% being available to invest in mutual funds or the Company's Common Stock, as directed by the participants. The Company's cash contributions under this program amounted to $6,341,000, $6,006,000 and $5,343,000 in 2003, 2002 and 2001, respectively.

As of December 31, 2003, the market value of all ESOP investments was $121,000,000, of which 24% represented the market value of the ESOP's investment in Michael Baker Corporation Common Stock. The Company's ESOP held 33% of both the shares and voting power for the outstanding Common Stock of the Company at the end of 2003.

15. Stock Based Compensation

In January 2003, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS 148 amended SFAS 123 to provide alternative methods of transition for companies that voluntarily change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amended the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company subsequently adopted the prospective method of applying SFAS 148. Under the prospective method, the Company began expensing the fair value of all stock options granted, modified or settled effective January 1, 2003. During 2003, the Company granted 14,000 options to members of its Board of Directors and recognized related compensation expense in the amount of $61,000. The exercise price associated with this option grant was equal to the market price on the date of grant. During 2001, the Company recognized compensation expense of $219,000 as a result of decisions to accelerate the vesting and extend the expiration date of an individual's options. No related stock compensation expense was recorded during 2002. The Company currently pays no dividends.

Prior to January 1, 2003, the Company utilized the intrinsic value method of accounting for stock-based compensation, as originally promulgated by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and as permitted under SFAS 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost was recognized for stock options granted prior to January 1, 2003. If compensation costs for the Company's stock incentive plans had been determined based on the fair value at the grant dates for awards under those plans, consistent with the method prescribed by SFAS 123, the Company's pro forma net income and net income per share amounts would have been as follows:

(In thousands)	**2003**	2002	2001
Net income, as reported	**$ 2,066**	$ 9,566	$11,186
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	**33**	—	120
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	**(189)**	(428)	(322)
Pro forma net income	**$ 1,910**	$ 9,138	$10,984

	2003	2002	2001
Reported earnings per share:			
Basic	**$ 0.25**	$ 1.15	$ 1.35
Diluted	**0.25**	1.12	1.33
Pro forma earnings per share:			
Basic	**0.23**	1.09	1.32
Diluted	**$ 0.23**	$ 1.07	$ 1.30

16. Stock Option Plans

As of December 31, 2003, the Company has two fixed stock option plans. Under the amended 1995 Stock Incentive Plan (the "Plan"), the Company may grant options for an aggregate of 1,500,000 shares of Common Stock to key employees. Under the 1996 Nonemployee Directors' Stock Incentive Plan (the "Directors' Plan"), the Company may grant options and restricted shares for an aggregate of 150,000 shares of Common Stock to nonemployee board members. Under both plans, the exercise price of each option equals the average market price of the Company's stock on the date of grant. Unless otherwise established, one-fourth of the options granted to key employees become immediately vested, and the remaining three-fourths vest in annual one-fourth increments under the Plan, while the options under the Directors' Plan are fully vested at date of grant. Vested options remain exercisable for a period of ten years from the grant date under both plans.

Under the Directors' Plan, each nonemployee director was issued 1,000 restricted shares of Common Stock for a total of 7,000 shares of restricted stock issued in 2003 and 8,000 shares of restricted stock issued in each of 2002 and 2001. The Company recognized compensation expense totaling $20,000, $120,000 and $80,000 related to the issuance of these restricted shares in 2003, 2002 and 2001, respectively. Restrictions on the shares expire two years after the issue date.

The following table summarizes all stock option activity for both plans in 2003, 2002 and 2001:

	Shares subject to option	Weighted average exercise price per share
Balance at December 31, 2000	**395,659**	**$ 7.78**
Options granted	149,162	8.83
Options exercised	(34,514)	6.05
Options forfeited or expired	(19,370)	8.42
Balance at December 31, 2001	**490,937**	**$ 8.20**
Options granted	232,470	15.58
Options exercised	(76,270)	7.51
Options forfeited or expired	(67,283)	12.78
Balance at December 31, 2002	**579,854**	**$10.72**
Options granted	14,000	8.55
Options exercised	(9,875)	4.94
Options forfeited or expired	(9,698)	14.47
Balance at December 31, 2003	**574,281**	**$10.70**

The weighted average fair value of options granted during 2003, 2002 and 2001 was $3.99, $7.92 and $4.51, respectively. As of December 31, 2003, 286,248 shares of the Company's Common Stock were available for future issuance under the Plan, and 27,000 shares were available under the Directors' Plan.

The following table summarizes information about stock options outstanding under both plans as of December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Number of options	Average life*	Weighted average exercise price	Number of options	Weighted average exercise price
$ 4.8125 - $ 6.9063	128,834	1.8	$ 6.26	128,834	$ 6.26
$ 7.8125 - $ 9.0000	125,641	5.9	8.53	105,001	8.53
$ 9.5313 - $ 12.850	130,710	4.7	10.11	45,121	10.02
$ 15.035 - $15.625	189,096	8.2	15.58	101,548	15.54
Total	574,281	5.4	$ 10.70	380,504	$ 9.81

**Average life remaining in years*

The fair value of options on the respective grant dates was estimated using a Black-Scholes option pricing model, based on the following assumptions:

	2003	2002	2001
Weighted average risk-free interest rate	**5.5%**	5.7%	5.8%
Weighted average expected volatility	**40.6%**	47.7%	48.5%
Expected option life	**6 years**	6 years	6 years
Expected dividend yield	**0%**	0%	0%

17. Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the two years ended December 31, 2003 (in thousands, except per share information):

	2003 – Three Months Ended			
	Mar. 31	June 30	Sept. 30	Dec. 31
Total contract revenues	$ 99,299	$ 104,799	$ 106,338	$ 115,547
Gross profit	13,446	15,019	16,282	16,357
Income/(loss) before income taxes	(179)	122	2,508	2,469
Net income/(loss)	(97)	68	1,205	890
Diluted net income/(loss) per common share	$ (0.01)	$ 0.01	$ 0.14	$ 0.11

	2002 – Three Months Ended			
	Mar. 31	June 30	Sept. 30(1)	Dec. 31(2)
Total contract revenues	$ 95,922	$ 104,760	$ 102,200	$ 102,382
Gross profit	15,047	17,576	23,487	9,139
Income/(loss) before income taxes	3,146	6,225	10,762	(2,739)
Net income/(loss)	1,714	3,486	6,376	(2,010)
Diluted net income/(loss) per common share	$ 0.20	$ 0.41	$ 0.75	$ (0.24)

(1) Includes the positive effect of the ADF settlement (see Note 4).
(2) Includes the negative effect of the LTV settlement (see Note 13).

REPORT OF MANAGEMENT

To The Shareholders of Michael Baker Corporation

Management of Michael Baker Corporation ("the Company") is responsible for preparing the accompanying financial statements and for ensuring their integrity and objectivity. These financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and fairly represent the transactions and financial position of the Company. The financial statements include amounts that are based on management's best estimates and judgments.

The Company's financial statements have been audited by PricewaterhouseCoopers LLP, independent auditors, as selected by the Audit Committee. Management has made available to PricewaterhouseCoopers LLP all the Company's financial records and related data, as well as the minutes of shareholders' and directors' meetings.

Management of the Company has established and maintains a system of internal accounting controls over financial reporting that is designed to provide reasonable assurance that assets are safeguarded, transactions are properly recorded and executed in accordance with management's authorization, and the books and records accurately reflect the disposition of assets. The system of internal controls over financial reporting includes appropriate division of responsibility. The Company maintains an internal audit department. The internal audit department monitors exception reports, performs special projects and assesses the effectiveness of the internal controls over financial reporting. During 2003, the internal audit department focused its efforts on exception reports and special projects. The Company expects that the internal audit department will play a significant role during 2004 in directing and performing testing of the Company's internal controls over financial reporting in connection with the requirements of the Sarbanes-Oxley Act of 2002.

The Audit Committee is composed of directors who are not officers or employees of the Company. It meets regularly with members of management, the internal auditors and the independent auditors to discuss the adequacy of the Company's internal controls over financial reporting, its financial statements, and the nature, extent and results of the audit effort. Both the internal auditors and the independent auditors have free and direct access to the Audit Committee without the presence of management.

Donald P. Fusilli, Jr.
President and Chief Executive Officer

William P. Mooney
Executive Vice President and Chief Financial Officer

Craig O. Stuver
Senior Vice President, Corporate Controller and Treasurer

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Michael Baker Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' investment and of cash flows present fairly, in all material respects, the financial position of Michael Baker Corporation and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 7 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in 2002. As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for stock options in 2003.

PricewaterhouseCoopers LLP

Pittsburgh, PA
March 10, 2004

SUPPLEMENTAL FINANCIAL INFORMATION

Market Information - Common Shares

The principal market on which Michael Baker Corporation Common Stock is traded is the American Stock Exchange. High and low closing prices of the Common Stock for each quarter during 2003 and 2002 were as follows:

	2003				2002			
	Fourth	Third	Second	First	Fourth	Third	Second	First
High	$10.80	$11.02	$10.70	$11.00	$11.00	$15.94	$15.80	$15.80
Low	9.47	9.46	8.37	7.35	9.40	10.30	14.00	13.75

corporate • management

DONALD P. FUSILLI, JR., J.D., P.E.
President and Chief Executive Officer

WILLIAM P. MOONEY
Executive Vice President and Chief Financial Officer

H. JAMES MCKNIGHT, J.D.
Executive Vice President, General Counsel and Secretary

MONICA L. IURLANO
Executive Vice President and Chief Resources Officer

CRAIG O. STUVER, CPA
Senior Vice President and Corporate Controller

BRADLEY L. MALLORY
President – Engineering

JOHN D. WHITEFORD
Executive Vice President – Engineering

JAMES B. RICHARDS, JR., P.E.
Executive Vice President – Engineering

RICHARD W. GIFFHORN
President – Energy

REX P. DOYLE
Senior Vice President – Energy Operations and Business Development

JOHN D. SWANSON, P.E.
Senior Vice President – Energy Engineering Services

shareholder · information

ANNUAL MEETING

Baker's Annual Meeting will be held at 10:00 a.m. EDT, Thursday, April 22, 2004, at the:

David L. Lawrence Convention Center
1000 Fort Duquense Boulevard
Room 330
Pittsburgh, PA 15220
(412) 565-6000

INVESTOR RELATIONS

Investors or analysts with questions about the company should contact:

William P. Mooney
Executive Vice President and
Chief Financial Officer
(412) 269-6453

FORM 10-K

Written requests for the company's 2003 10-K, which was filed on March 15, 2004, should be sent to:

Office of the Secretary
Michael Baker Corporation
Airside Business Park
100 Airside Drive
Moon Township, PA 15108

Or, access our reports electronically on the Internet. Baker's World Wide Web address is: www.mbakercorp.com

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
600 Grant Street
Pittsburgh, PA 15219

OUTSIDE COUNSEL

Reed Smith LLP
435 Sixth Avenue
Pittsburgh, PA 15219

TRANSFER AGENT

American Stock Transfer
59 Maiden Lane
Plaza Level
New York, NY 10038
(800) 937-5449
(718) 921-8200
www.amstock.com

Michael Baker Corporation
Airside Business Park
100 Airside Drive
Moon Township, PA 15108
412.269.6300
www.mbakercorp.com

Mobile Sculpture: "balance"
Created by Anthony J. Klimko
Graphic Designer, Baker Printing & Graphics